UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. Notice of Annual General and Extraordinary Meeting to be held on Thursday, June 8, 2006.
2	Angiotech Pharmaceuticals, Inc. Information Circular for Annual General and Extraordinary Meeting to be held on Thursday, June 8, 2006.
3	Angiotech Pharmaceuticals, Inc. Return Card for Beneficial Shareholders.
4	Angiotech Pharmaceuticals, Inc. Form of Proxy – Annual General Meeting to be held on Thursday, June 8, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 11, 2006	By:	/s/ David M. Hall
	Name: Title:	David M. Hall Chief Compliance Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street, Vancouver, British Columbia V6A 1B6

NOTICE OF ANNUAL GENERAL AND EXTRAORDINARY MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and extraordinary meeting of the shareholders of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on June 8, 2006 in the Sheraton Vancouver Wall Centre, 1088 Burrard Street, Vancouver, British Columbia, for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended December 31, 2005.

2.

To fix the number of directors as seven.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To approve the adoption of the 2006 Stock Incentive Plan which increases the total number of shares being subject to the 2006 Stock Incentive Plan by 5,000,000 shares, permits the award of tandem stock appreciation rights and certain other changes.

7.

To approve a change in auditor from Ernst & Young LLP to PricewaterhouseCoopers LLP.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice. If you are unable to attend the meeting in person, please complete the enclosed form of proxy as indicated and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 5th day of May, 2006.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall, Chief Compliance Officer

and Corporate Secretary

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. It is important that your shares be represented and that your wishes be made known. If you cannot be present to vote in person, please complete the enclosed proxy form as indicated and return it to the office of the Registrar and Transfer Agent set out in the proxy form. To be effective, the proxy must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company, as set out in the form of proxy, at least 48 hours before the meeting.

Exhibit 2

INFORMATION CIRCULAR

Table of Contents

SOLICITATION OF PROXY

APPOINTMENT OF PROXYHOLDER

VOTING OF PROXY

REVOCABILITY OF PROXY

NOTICE TO BENEFICIAL SHAREHOLDERS

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

ELECTION OF DIRECTORS

CORPORATE GOVERNANCE

The Board of Directors

Role of the Board of Directors

Orientation and Continuing Education of Board Members

Committees of the Board of Directors

Audit Committee

Governance and Nominating Committee

Compensation Committee

EXECUTIVE COMPENSATION

Summary Compensation Table

Long Term Incentive Plan (LTIP) Awards

Option/Stock Appreciation Rights (“SAR”) Grants During the Twelve Month Period Ended December 31, 2005

Aggregated Options/SAR Exercises During The Twelve Month Period Ended December 31, 2005 and Financial Year-End Option/SAR Values

Defined Benefit or Actuarial Plan Disclosure

Termination of Employment, Changes in Responsibility and Employment Agreements

Executive Compensation Components and Objectives

Directors and Officers’ Insurance

Key Management Insurance

Comparative Shareholder Return Performance Graph

Compensation of Directors

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Angiotech Stock Option Plans

Angiotech BioMaterials Corp (formerly Cohesion) Stock Option Plans

American Medical Instruments Stock Option Plans

Shareholder Rights Plan

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

APPOINTMENT OF INDEPENDENT AUDITOR

MANAGEMENT CONTRACTS

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of 2006 Stock Incentive

Change of Auditor

OTHER MATTERS

ADDITIONAL INFORMATION

SCHEDULE “A” – Charter of Director Governance and Expectations

SCHEDULE “B” – NASDAQ and SOX Rules

SCHEDULE “C” – Audit Committee Charter

SCHEDULE “D” – Governance and Nominating Committee Charter

SCHEDULE “E” – Compensation Committee Charter

SCHEDULE “F” – Code of Ethics and Conduct

SCHEDULE “G” – Auditor Change Notices

SCHEDULE “H” – Resolution

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street

Vancouver, British Columbia V6A 1B6

INFORMATION CIRCULAR

(As at April 28, 2006, except as indicated)

The annual general and extraordinary meeting of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on June 8, 2006 at the Sheraton Vancouver Wall Centre, Vancouver, 1088 Burrard Street, Vancouver, British Columbia, together with any adjournment of that meeting (the “Meeting”). Any shareholder of the Company (a “Shareholder”) holding Common shares of the Company as at May 5, 2006 will be entitled to vote at the Meeting.

SOLICITATION OF PROXY

This information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  As well, the Company may retain proxy solicitation firms to encourage greater Shareholder participation.  The cost of solicitation, which is not determinable at present, but in any event not material to the Company, will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting.  To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.  The registered office of the Company is Irwin, White & Jennings, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R5.

NOTICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). In the U.S., the vast majority of such shares are registered under the name of CEDE & Co. (the registration name for the U.S. Depository for Securities, which company acts as nominee for many U.S. brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. or CEDE & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy is supplied to a Beneficial Shareholder by its broker and is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form and wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders name in the form and insert the non-registered Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to an independent communications company who typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to them.  They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder receiving such a proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to the communications company well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this information circular and the accompanying form of proxy and notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of April 28, 2006, there were 84,651,202 Common shares issued and outstanding.  No Class I Preference Shares and no other Common shares of the Company are issued and outstanding.  As at April 28, 2006, the directors and officers of the Company and its subsidiaries as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,204,872 Common shares, representing 1.42% of all issued and outstanding Common shares of the Company.

Holders of Common shares as at May 5, 2006 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Preference shares, and the restrictions related to certain of the Company’s outstanding indebtedness, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors of the Company may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company’s liabilities (including outstanding indebtedness), subject to the rights of holders of Preference shares.  The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal occupation and occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)
William L. Hunter, MD, MSc. Vancouver, B.C. President, Chief Executive Officer and Director	Sep/02 to present – President & CEO, Angiotech; Aug/98 to Sep/02 – Chairman & CEO, Angiotech	Since 1992	350,756

David T. Howard North Vancouver, B.C. Chairperson of the Board, Director	Sep/02 to present – Chairperson, Angiotech; May/04 to present – Director, SemBioSys Genetics, Inc; Aug/03 to Jun/05 – Chairperson, SCOLR, Inc; May/00 to Aug/03 – President & CEO, SCOLR, Inc.	Since 2000	8,800

Hartley T. Richardson Winnipeg, Manitoba Director	1998 to present – President & CEO, James Richardson & Sons, Limited	Since 2002	170,000

Edward M. Brown, MBA San Francisco, CA Director	Jun/04 to present – Managing Director and Co-founder of Healthcare Investment Partners; 2000 to Jun/04 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston	Since 2004	20,000

Glen D. Nelson, MD Long Lake, Minnesota Director	2002 to present – Chairman, GDN Holdings, LLC; 1988 to 2002 – Vice Chairman, Medtronic, Inc.; 1980 to 2002 – Director, Medtronic, Inc.	Since 2004	55,000

Arthur H. Willms Vancouver, B.C. Director	1983 to Present – Director, Westcoast Energy, Inc.	Since 2004	3,500

Gregory J. Peet Vancouver, B.C. Director	Jul/04 to present – Independent Company Director; Jul/02 to Jun/04 – Vice President and General Manager of McKesson Medical Imaging Group; Sep/93 to Jul/02 – President, Chief Executive Officer and Chairman, A.L.I. Technologies, Inc.	Since 2005	40,000

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 28, 2006, based upon information furnished to the Company by individual nominees.

The following are brief biographies of the Company’s nominees.

William L. Hunter, MD, MSc., President & Chief Executive Officer, Director.  Dr. Hunter is a founder of the Company, has been CEO since 1997, and has been a member of the scientific and management teams since its inception. He serves as a director of NeuroMed Technologies, Inc., AnorMED, Inc., and The Michael Smith Foundation for Health Research. Dr. Hunter is also an advisory board member for the Biotechnology MBA Program at the University of Western Ontario’s Ivey School of Business and an active member of the Government of British Columbia Premier’s Technology Council. Dr. Hunter has been honored with many awards including, most recently, the 2005 BC Innovation Council’s Cecil Green Award for Science and Technology Entrepreneurship and the 2005 Canadian Venture Capital Association’s Entrepreneur of the Year. He received his Bachelor of Science Degree from McGill University, Montreal in 1985 and his Masters of Science and Doctor of Medicine Degree from the University of British Columbia in 1989 and 1992, respectively.

David T. Howard, Chairperson of the Board, Director.  David Howard joined the Board of Directors in March 2000 and became Chairperson of the Board of Directors in September 2002. Mr. Howard is a director of SemBioSys Genetics, Inc. and James Richardson International, Inc. Previously, he was Chairman of the Board and CEO of SCOLR, Inc., a biopharmaceutical company located in Redmond, Washington. Prior to this, Mr. Howard served as President and Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris, where he was Vice-President Sales and Marketing.

Hartley T. Richardson, Director.  Hartley Richardson joined the Board of Directors in July 2002. Mr. Richardson is the President and CEO of James Richardson & Sons, Limited, a leading Canadian private company established in 1857 and headquartered in Winnipeg, Manitoba. James Richardson & Sons, Limited is a diversified company which, through its subsidiaries, owns and operates businesses in the grain handling, food processing, financial services, energy and real estate industries. Mr. Richardson also serves as a Director of Canadian Pacific Railway Ltd, Railpower Technologies Corp, and SemBioSys Genetics, Inc. He is the Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. Other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow. He is also actively involved in a number of charitable endeavours and community organizations.  The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.

Edward M. Brown, MBA, Director.  Edward (Ned) Brown is the Managing Director and co-founder of Healthcare Investment Partners (“HIP”), a private equity fund focused exclusively on healthcare investments. Before HIP, Mr. Brown was a Managing Director in the Healthcare Group of Credit Suisse First Boston where he led the firm’s West Coast healthcare effort and was one of the senior partners responsible for the firm’s global life sciences practice. Mr. Brown has over 17 years of investment banking experience serving all sectors of the healthcare industry.  During his career, he completed more than 150 strategic, advisory and financing transactions. Prior to Credit Suisse First Boston, Mr. Brown held leadership roles in building the healthcare practices of Donaldson, Lufkin & Jenrette, Cowen & Company and Kidder, Peabody & Co. Mr. Brown graduated Phi Beta Kappa, Magna Cum Laude with High Honours from Middlebury College with an A.B. Degree in English and completed graduate studies towards a Masters of Philosophy Degree at Oxford University. He received his MBA degree from Anderson Graduate School of Management at UCLA.

Glen D. Nelson, MD, Director.  Glen Nelson is the Chairman of GDN Holdings, LLC (Aviation, Health Services and Medical Devices), and also serves as a director of DexCom, Inc. and The St. Paul Travelers Companies, Inc. Prior to GDN Holdings, Dr. Nelson was Vice Chairman of Medtronic, Inc., from 1988 until his retirement in 2002 and he served on the Medtronic Board of Directors from 1980 to 2002. Dr. Nelson was Chairman, President and Chief Executive Officer of Park Nicollet Medical Center from 1975 to 1986 and practiced surgery throughout this period. He was also Chairman of the Board and Chief Executive Officer of American MedCentres, Inc. from 1984 to 1986. Dr. Nelson holds a Bachelor of Arts Degree from Harvard College and a Doctor of Medicine Degree from the University of Minnesota.

Arthur H. Willms, MA, Director.  Arthur Willms is a Director and retired President and Chief Operating Officer of Westcoast Energy, Inc. where he held senior executive positions for 24 years.  Mr. Willms’ other numerous directorships include: Pacific Northern Gas Ltd., Union Gas Ltd, BC Lotteries Corporation, and Columbia Power Corporation. He is also the Chairman of the Board for the Vancouver Symphony Orchestra. Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Arts Degree in Education, a Bachelor of Science Degree in Mathematics, and a Masters Degree in Economics from the University of Calgary. Mr. Willms is a member of four audit committees and is the chair of three of these committees.

Gregory J. Peet, Director.  Greg Peet’s current occupation is independent corporate director from July 2004. From July 2002 until June 2004, he was Vice President and General Manager of the McKesson Medical Imaging Group of McKesson Corporation, a publicly-held company. From 1993 until its acquisition by McKesson Corporation in 2002, he served with A.L.I. Technologies Inc., a leading medical image management solutions provider and picture archiving communications systems vendor, most recently as its President, Chief Executive Officer and Chairman. Mr. Peet also serves as Chairman of the Board of Vigil Health Solutions, Inc. and as a director of Vital Images, Inc., TIR Systems Inc., Optimal Geomatics, Inc., Guardian Mobile Monitoring Systems, Inc., and BC Technology Social Venture Partners, a charitable foundation based in Vancouver, British Columbia. Mr. Peet was recognized as the Ernst & Young Entrepreneur for the Canada Pacific Region in 2002. In December 2005, Mr. Peet was appointed as the Co-Chair of the Premier’s Technology Council, which was established in August 2001 to advise the government on issues related to the advancement and application of technology in British Columbia.

Committees of the Board of Directors

The Company has an audit committee, a compensation committee, and a governance and nominating committee.  Current members of these committees are identified in the following table:

Committee	Committee Members
Audit Committee	Arthur Willms (Chairperson), David Howard and Hartley Richardson
Compensation Committee	David Howard (Chairperson), Arthur Willms and Edward Brown
Governance and Nominating Committee	Edward Brown (Chairperson), David Howard, and Glen Nelson

For each of the past ten years, none or our directors or executive officers has been a director or officer of another issuer which, while that person was acting in that capacity or within one year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, manager or trustee appointed to hold its assets other than with respect to Glen Nelson, who was an outside director of a small, private manufacturing company in Minnesota until his resignation in December 2003.  In August 2004, that company filed for U.S. bankruptcy court protection.  No penalties, damages or sanctions have been applied to Dr. Nelson with respect to that company.

CORPORATE GOVERNANCE

Good governance is an important factor in the effective operation of the Company.  Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management. The Charter of Director Governance and Expectations is attached as Schedule “A” to this information circular.

The Company’s Board is strongly committed to the corporate governance requirements of the Canadian and United States securities commissions and stock exchanges, including the United States Sarbanes-Oxley Act of 2002 (“SOX”). The Company considers these sources in reviewing, and revising where necessary, its corporate governance practices. We were compliant with the SOX section 404 internal control over financial reporting requirements for the years ended December 31, 2005 and December 31, 2004. We voluntarily elected to undertake this project in advance of the U.S. regulatory requirement for foreign private issuers and Canadian regulatory requirements.

In June of 2005, the Canadian Securities Administrators adopted National Policy 58-201 Corporate Governance Guidelines which offers specific guidance on corporate governance for Canadian issuers and National Instrument 58-101 Disclosure of Corporate Governance Practices which mandates form requirements for providing shareholders with corporate governance information on issuers. We have carefully reviewed and considered these new rules and their impacts on our corporate governance practices and have determined that our practices are in compliance with these new rules. The following disclosure has been prepared in accordance with the requirements of the Toronto Stock Exchange (“TSX”), NASDAQ and the rules of Canadian and U.S. securities regulators, including the requirements of Form 58-101F1.

The Company’s corporate governance policies and practices are compared to the NASDAQ rules and the SOX rules in Schedule “B” to this information circular.

The Company believes that it meets or exceeds all applicable corporate governance requirements and will continue to be proactive in complying with new or evolving corporate governance standards. In 2005, the Company created the senior position of Chief Compliance Officer. The Chief Compliance Officer will oversee the Company’s efforts to ensure that it continues to meet or exceed all regulatory and corporate governance requirements.

The Board of Directors

Our Board of Directors currently consists of six independent members and one executive member. The following sets out the identity of our independent and non-independent directors together with a list of reporting issuers of which our directors are also a director.

Name of Director	Independent/Non-Independent	Other Reporting Issuers Of Which Director Is Also A Director
William L. Hunter	Non-Independent	AnorMED, Inc.
David T. Howard (Chair)	Independent	SemBioSys Genetics, Inc.
Hartley T. Richardson	Independent	Canadian Pacific Railway Ltd; Railpower Technologies Corp; SemBioSys Genetics, Inc.
Edward M. Brown	Independent
Glen D. Nelson	Independent	DexCom, Inc.; The St. Paul Travelers Companies, Inc.
Arthur H. Willms	Independent	Pacific Northern Gas Ltd.; Union Gas Ltd; Westcoast Energy, Inc.
Gregory J. Peet	Independent	Vigil Health Solutions, Inc.; Vital Images, Inc.; Optimal Geomatics, Inc; TIR Systems, Inc.

The role of chair of the Board is assumed by David Howard, an independent director, and is separate from the role of chief executive officer. Independent directors also chair the three committees of the Board. The Board has not developed written position descriptions for the chair and the chair of each board committee.  The chair of each board committee establishes the responsibilities of the committee as contained in each committee’s charter (attached as Schedules “C”, “D” and “E” to this information circular) and leads the fulfillment of the committee’s mandate as outlined in each committee’s charter. The role of the chair of the Board is to determine the terms of reference and Board mandate as outlined in the Board’s charter and lead the fulfillment of the Board’s mandate as outlined in the Board’s charter. The Charter of Director Governance and Expectations (attached as Schedule “A” to this information circular) outlines responsibilities of the Company’s Board of Directors, and identifies the personal and professional conduct expected of the directors.

William Hunter is not independent because of his position as Chief Executive Officer of the Company. The Board has developed a written position description for the Chief Executive Officer of our Company. We believe that while Dr. Hunter is not independent, his knowledge of the operations and business of the Company is beneficial to the other directors and enhances the effectiveness of the board. Each director brings unique experiences and skills in providing oversight and governance. All committees consist of independent directors.

Under both the SOX and NASDAQ rules, an independent director is determined based upon certain criteria which evaluate whether the director has a relationship with the company that would interfere with the exercise of the directors’ independent business judgment. These rules became applicable to the Company July 31, 2005. At present, if the nominees for election as directors are approved at the Meeting, six out of seven of the Company’s directors would be considered independent under these rules.

The independent directors hold regularly scheduled meetings at which the non-independent director and members of management are not in attendance.  The independent directors held five meetings during the year ended December 31, 2005.

Set out below is the attendance record for each of our directors for all board meetings held during the year ended December 31, 2005, including one special meeting devoted to the Company’s corporate strategy and direction:

Director(1)	Attendance at Board Meetings	Committee	Attendance at Committee Meetings
William L. Hunter	8 of 8 meetings attended	N/A	N/A
David T. Howard	8 of 8 meetings attended	Audit Compensation Nominating and Governance	4 of 4 meetings attended 3 of 3 meetings attended 1 of 1 meeting attended
Hartley T. Richardson	6 of 8 meetings attended	Audit	4 of 4 meetings attended
Edward M. Brown	8 of 8 meetings attended	Compensation Nominating and Governance	3 of 3 meetings attended 1 of 1 meeting attended
Glen D. Nelson	8 of 8 meetings attended	Nominating and Governance	1 of 1 meeting attended
Arthur H. Willms	8 of 8 meetings attended	Audit Compensation	4 of 4 meetings attended 2 of 3 meetings attended
Gregory J. Peet(2)	2 of 2 meetings attended	N/A	N/A

(1)

The overall attendance was 86% at Board Meetings and 96% at Committee meetings.

(2)

Mr. Peet was appointed to the Board of Directors on October 17, 2005. Between this date and December 31, 2005, there were two meetings and both were attended by Mr. Peet.

Role of the Board of Directors

The Board of Directors has overall responsibility for conduct of the business and affairs of the Company and discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company. The Board’s written mandate is set out in the Charter of Director Governance and Expectations attached as Schedule “A” to this information circular.

The direct responsibilities of the Board include:

a)

choosing the Company’s Chief Executive Officer, who is responsible for all of the Company’s day-to-day operations;

b)

reviewing and approving the Company’s corporate objectives, financial plans and budgets and strategic plan which takes into account an identification of business opportunities and business risk;

c)

monitoring and assessing the Corporation’s performance in meeting both short and long-term goals established by the Board;

d)

directly reviewing and approving major transactions proposed by management;

e)

reviewing reports and recommendations from committees of the Board with respect to matters such as succession planning, adequacy of the Company’s internal controls and preparation of financial statements and giving necessary directions to management; and

f)

reviewing the content of significant communications with shareholders and the investing public, including this information circular, annual reports, annual information forms and quarterly and annual financial statements.

To ensure directors exercise independent judgment in considering transactions and agreements in respect of which directors or management have a material interest, the directors or management, with the material interest, do not participate in the negotiations or approvals process.

In addition, each year the Board (with the assistance of the Governance and Nominating Committee) formally reviews its own performance, the performance of each committee of the Board, the performance of the Chairman of the Board and the performance of the Chief Executive Officer. The performance of individual directors is reviewed annually by the Chairman of the Board. Each director completes a questionnaire that provides both qualitative and quantitative feedback on the performance of the Board and each Committee. The responses are compiled by the Chairman of the Board and provided to the Governance and Nominating Committee. This Committee reviews the responses and submits a report and action plan for board improvement to the Board of Directors. Where necessary the Chairman of the Board will perform one on one interviews with directors whose performance is unsatisfactory.

In 2002, we adopted codes of ethics for our Chief Executive Officer, Chief Financial Officer, directors and officers. During 2004 we also adopted codes of ethics for our employees. The full text of these documents is set out in Schedule “F” to this information circular and is also available on the Company’s website at www.angiotech.com. Management reports violations of the codes and any actions it has taken to the Board of Directors.

Orientation and Continuing Education of Board Members

When new directors are appointed to the Board of Directors, they are provided with a directors’ orientation package. This includes information on Board organization and membership, meeting schedules, Board and committee charters, Board evaluation and compensation, directors’ and officers’ insurance, responsibility of key management and functions, corporate structure, corporate policies, current annual and quarterly financial statements, recent public disclosure documents and current strategic plan.

Each director assumes responsibility for keeping himself informed about the Company’s business and relevant developments outside the Company which affect its business. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. Continuing education on director governance and education is both encouraged and funded.

Committees of the Board of Directors

There are currently three committees of the Board of Directors; the Audit Committee, the Governance and Nominating Committee and the Compensation Committee. Each committee operates in accordance with Board approved terms of reference. The Board may create a new committee or disband a current committee whenever it considers it advisable to do so, provided that the Company must always have an Audit Committee. From time to time, the Board will establish ad hoc committees to consider special or unusual matters.

Committee chairs, in consultation with members, determine the frequency of meetings for each committee provided that a committee must at all times comply with its terms of reference. The agenda for each meeting is established by the committee chair in consultation with appropriate members of management. Each committee reports to the full Board with respect to each of its meetings.

Committee members are appointed annually following the Company’s annual general meeting. The Governance and Nominating Committee provides recommendations to the Board in respect of all such appointments.

The following is a description of the composition and mandate for each of the Committees of the Board.

Audit Committee

The terms of reference for the Audit Committee require that it be comprised of at least three unrelated and independent directors. The current members of the Committee are Arthur Willms (Chairperson), David Howard and Hartley Richardson. All Committee members are required to be financially literate and at least one member is required to have accounting or related financial management expertise.

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. Arthur Willms has been determined by the board to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the registrant. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it. The Chair of the Audit Committee meets regularly with the Vice President, Accounting and Finance, and the Corporate Controller, without the Chief Financial Officer being present. The Audit Committee charter is attached as Schedule “C” to this information circular.

The Company’s independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. The Audit Committee pre-approves all services provided by the Company’s independent auditor.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards.  In addition, the Audit Committee has discussed with the independent auditor the auditors’ independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee also discussed with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the twelve month period ending December 31, 2005.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve month period ended December 31, 2005 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Due to the recent acquisition of AMI, and the significant portion of the Company’s business that AMI now represents, the Audit Committee solicited requests for proposals for the provision of independent audit services from Ernst & Young LLP, the Company’s current auditors and PricewaterhouseCoopers LLP, the auditors of AMI. To ensure that the Company has the best possible level of audit and audit related services available, only Ernst & Young LLP and PricewaterhouseCoopers LLP were invited to provide proposals as both these firms have a history of providing high-quality independent audit services to the Company and AMI, respectively, and were best positioned to provide these services to the newly combined company. Based on the results of that competitive process, the Audit Committee recommended to the Board, and the Board approved, subject to Shareholder approval, that PricewaterhouseCoopers LLP be appointed as the Company’s independent auditor for the upcoming financial year.

Report Submitted by the Audit Committee

Arthur Willms, Chairperson	David Howard	Hartley Richardson

Governance and Nominating Committee

The terms of reference for the Governance and Nominating Committee require that it be comprised solely of unrelated and independent directors to the Company. The current members of the Committee are Edward Brown (Chairperson), David Howard, and Glen Nelson.

The mandate of the Governance and Nominating Committee is to enhance corporate performance by assessing and making recommendations regarding Board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors and providing for the on-going development of current Board members. The Governance and Nominating Committee charter is attached as Schedule “D” to this information circular.

The Committee reviews and monitors our corporate governance policies and procedures and, where necessary, makes recommendations on improvements to senior management.

The process by which the Governance and Nominating Committee recommends new candidates for board nomination is described in the Governance and Nominating Committee Charter attached as Schedule “D” to this information circular.

Compensation Committee

The Compensation Committee is comprised of three members - David Howard (Chairperson), Arthur Willms and Edward Brown.  All of the members of the Compensation Committee are independent of management (See “The Board of Directors” for a description of the relationship each member has to the Company).  None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company. The Compensation Committee charter is attached as Schedule “E” to this information circular.

The Compensation Committee reviews compensation structures, policies, practices, and overall composition of executive compensation including annual base salaries, benefit programs, annual incentives, and long-term incentives.  Additionally, it reviews the relationship of corporate performance to executive compensation, recommending salary adjustments, annual incentive awards, and administering stock option grants under the Company’s stock option plan.  The compensation of the Company’s executive officers is determined by the Compensation Committee based upon recommendations made by the Chief Executive Officer and the Senior Vice President, Human Resources.  The Compensation Committee also seeks input and guidance on executive compensation matters from independent external advisors and consultants.  The Compensation Committee met three times formally and had several other discussions during the twelve month period ended December 31, 2005.

EXECUTIVE COMPENSATION

The following table presented in accordance with Canadian securities legislation (“the Rules”) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company as at December 31, 2005 whose total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Summary Compensation Table

Summary Compensation Table for the twelve month period ended December 31, 2005, December 31, 2004, and the fifteen month period ended December 31, 2003

All amounts are expressed in U.S. Dollars		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary(2)	Bonus(2)	Other Annual Compensation(2) (3)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation(2)
William L. Hunter, MD President, Chief Executive Officer and Director	2005 2004 2003	$707,850 $557,041 $598,688	$691,515 $405,679 $288,421	Nil $54,357 $104,828	150,000 200,000 400,000	Nil Nil Nil	Nil Nil Nil	$18,864 Nil Nil
K. Thomas Bailey, MBA(4) Chief Financial Officer (from December 2005)	2005 2004	$275,000 $230,923	$77,000 $70,000	Nil Nil	110,000 90,000	Nil Nil	Nil Nil	$13,750 Nil
David M. Hall, BA, BComm(5) Chief Compliance Officer (from December 2005, previously Chief Financial Officer)	2005 2004 2003	$326,700 $268,916 $249,928	$114,345 $141,988 $73,673	Nil Nil Nil	50,000 60,000 120,000	Nil Nil Nil	Nil Nil Nil	$13,613 Nil Nil
David McMasters, ESQ Senior Vice President, Legal & General Counsel	2005 2004 2003	$425,000 $393,000 $455,032	$153,000 $150,000 $120,263	Nil Nil Nil	60,000 60,000 120,000	Nil Nil Nil	Nil Nil Nil	$21,250 Nil Nil
Gary Ingenito, MD, PhD(6) Chief Clinical and Regulatory Affairs Officer	2005	$320,833	$126,000	Nil	200,000	Nil	Nil	$66,042

Notes:

(1)

The Company changed its financial year end from September 30 to December 31 effective December 31, 2003. “Annual Compensation” amounts for 2003 cover the fifteen month period ended December 31, 2003. Comparative information for 2005 and 2004 is for the twelve months ended December 31, 2005 and December 31, 2004 respectively.

(2)

Amounts paid to Dr. Hunter and Mr. Hall were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars using the average exchanges rates of 0.825 for the year ended December 31, 2005, 0.768 for the year ended December 31, 2004, and 0.714 for the fifteen month period ended December 31, 2003.

(3)

These amounts represent automobile lease, executive tax services, executive legal services and non-business travel.

(4)

Mr. Bailey commenced employment on January 15, 2004 as Vice President, Business Development.  On December 19, 2005, Mr. Bailey was appointed to the position of Chief Financial Officer.

(5)

Mr. Hall was Chief Financial Officer from March 7, 2002 to December 19, 2005 at which time he was appointed to the position of Chief Compliance Officer.

(6)

Dr. Ingenito commenced employment on February 1, 2005 and received a signing bonus of $50,000.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities).  No LTIP awards were paid or distributed to the Named Executive Officers during the twelve month period ended December 31, 2005, other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the Twelve Month Period Ended December 31, 2005

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company’s stock option plans or otherwise during the twelve month period ended December 31, 2005 to each of the Named Executive Officers.  See disclosure regarding the Company’s stock option plans under “Executive Compensation - Report on Executive Compensation - Stock Option Program”.

Name	Securities Under Options/SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date(s)
William L. Hunter	150,000	12.5%	CDN$17.41	CDN$17.41	December 1, 2010
K. Thomas Bailey	50,000 60,000	4.2% 5.0%	CDN$17.41 USD$18.00	CDN$17.41 USD$18.00	December 1, 2010 January 26, 2010
David M. Hall	50,000	4.2%	CDN$17.41	CDN$17.41	December 1, 2010
David McMasters	60,000	5.0%	CDN$17.41	CDN$17.41	December 1, 2010
Gary Ingenito	100,000 100,000	8.3% 8.3%	CDN$17.41 USD$17.20	CDN$17.41 USD$17.20	December 1, 2010 January 31, 2010

Aggregated Options/SAR Exercises During The Twelve Month Period Ended December 31, 2005 and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the twelve month period ended December 31, 2005 by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis. No SARS are outstanding.

All amounts are expressed in U.S. Dollars Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at Fiscal Year-End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($) Exercisable / Unexercisable (1)
William L. Hunter	0 Common Shares	$Nil	2,108,333/341,667	4,678,829/147,577
K. Thomas Bailey	0 Common Shares	$Nil	56,875/143,125	Nil/Nil
David M. Hall	0 Common Shares	$Nil	730,500/107,500	4,191,754/44,273
David McMasters	70,000 Common Shares	$383,523	872,500/117,500	36,223/44,273
Gary Ingenito	0 Common Shares	$Nil	20,833/179,167	Nil/Nil

Notes:

(1)

The Value of Unexercised In-the-Money Options at December 31, 2005 was calculated based on the closing trading price of the Company’s Common shares. The closing trading price of the Company’s Common shares was $15.34 CDN on the TSX and $13.15 US on the NASDAQ. Canadian dollar amounts were converted into U.S. dollars using the year end exchange rate of 0.86.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Agreements

The Chief Executive Officer and all the other Named Executive Officers, except one, are employed under employment contracts of indefinite term, which have been developed with outside counsel under authority of the Compensation Committee of the Board of Directors (the “Compensation Committee”). One outstanding employment contract is currently under negotiation. The Named Executive Officers’ contracts include industry-standard terms and conditions including provisions for payment upon termination of employment.  All agreements with the Named Executive Officers provide that, in the event of a change of control of the Company, all awards, stock options and cash bonuses previously granted will fully vest and, in the event of termination of employment within twelve months of a change of control of the Company, these executive officers will receive a severance payment equal to twelve or twenty-four months’ salary.

The Compensation Committee completed its annual review of compensation for the Named Executive Officers in December, 2005.  Base salary increases ranging between 5.0% and 20.0% were awarded to the Named Executive Officers effective January 1, 2006.  In addition, bonuses totalling $1,161,860 were granted to the Named Executives Officers.  The Named Executives were also granted 570,000 stock options throughout the twelve month period ended December 31, 2005 at exercise prices of either CDN $17.41, USD $18.00 or USD$17.20, pursuant to the Company’s 2004 Stock Option Plan.

Executive Compensation Components and Objectives

The Company’s objectives for its executive compensation policies, programs, and practices are to:

1.

attract and retain experienced and talented executive officers through market competitive annual salaries and benefits programs;

2.

inspire excellence in the performance of executive officers through annual and long-term incentives programs; and

3.

align shareholder and executive officer interests through stock option grants.

The Company’s executive compensation program consists of five primary components:

1.

an annual base salary;

2.

a benefits programs including health coverage and insurance plans;

3.

an annual bonus program tied to individual and Company performance;

4.

a long-term incentive program consisting of stock option grants; and

5.

a retirement savings plan.

In 2005, the Compensation Committee retained Towers Perrin to provide data on executive compensation components (base salaries, bonuses, equity-based incentives, and perquisites) and their market rates for roles similar to those of our executive team, including the Named Executive Officers.  In 2004, Towers Perrin developed a market comparator group of companies, with input from the Compensation Committee and management, to reflect the market in which the company competes for executive talent.  A proxy analysis of this comparator group was again conducted by Towers Perrin in 2005, supplemented with data from Towers Perrin’s proprietary market surveys and databases, to provide the Compensation Committee with executive compensation market data. Towers Perrin does not provide any other consulting services to the Company.

The Company’s general practice in determining compensation levels for our executive team, including the Named Executive Officers, is to target base salaries between the 25th and 50th percentile of the market data gathered by Towers Perrin.  Annual bonus targets for these same individuals, however, are generally targeted at the 50th percentile of these same market data, reflecting the Company’s emphasis on performance-based compensation.  This blend of compensation levels provides the Company with an attractive cash compensation program for the markets in which we compete for executive talent.

The Company provides the Chief Executive Officer with a perquisite package which consists of a leased vehicle, tax planning and tax return preparation, supplemental life insurance, annual medical examinations, and paid travel for his spouse and family to accompany him on business travel to pre-set maximums each year.  The company did not have any other contractually-obligated perquisite packages for any of the Named Executive Officers or other executives or employees in 2005.

The Company did not have a defined benefit pension plan for any of its employees, including the Named Executive Officers, in 2005.

Base Salary

The market data gathered from external surveys, including the data supplied by Towers Perrin outlined above, are used to determine base salary ranges for the Company’s salary band structure.  All executive roles, including those of the Named Executive Officers, are stratified into salary bands.  The base salary ranges of each band reflect competitive compensation between the 25th and 50th percentile of the market for the executive positions in the band.

Individual salaries are set within these ranges based on each employee’s experience, capability, and demonstrated performance.  At the end of each year, the Chief Executive Officer reviews the performance of each individual executive, including the Named Executive Officers (but excluding himself).  This annual review assesses accomplishments against annual objectives, demonstrated leadership, judgment, and teamwork, and overall contribution to the Company’s results for the year.  The review is a comprehensive assessment of each individual’s contribution against expected performance levels across a number of factors with generally equal weighting.

Based on this annual performance review, the Chief Executive Officer prepares, with the assistance of the Senior Vice President, Human Resources, base salary increase recommendations for each executive, including the Named Executive Officers (but excluding himself).  The base salary adjustment recommendations and supporting performance reviews are presented to the Compensation Committee for review and approval.  If approved, the Compensation Committee presents these base salary adjustment recommendations for approval to the Board of Directors of the Company.  Base salary adjustments are effective January 1st of each year.

Benefits Programs

The Company provides benefits to all employees including the Chief Executive Offer and the other Named Executive Officers.  Benefits provided at the company’s expense (with the exception of provincial healthcare and long-term disability, which are provided as taxable benefits to employees) include:

•

Medical and extended health care insurance

•

Dental Insurance

•

Vision Care Insurance

•

Employee and Dependent Life Insurance

•

AD&D insurance

•

Short and long-term disability insurance

In 2005, the Company consolidated a number of separate US benefits plans under a single supplier.  As part of the consolidation, benefits coverage was improved for US employees, including certain Named Executive Officers.

Annual Bonus

Annual bonus awards provide incentives for individual performance that lead to the achievement of annual corporate and individual objectives. Bonus targets are established for each executive salary band at approximately the 50th percentile of the comparator group data supplied by Towers Perrin. Bonuses are awarded based on both the individual executive’s performance and the performance of the Company as a whole.

The results of the annual individual performance reviews conducted by the Chief Executive Officer, as described above, are also used for determining annual bonus awards for our executives, including the Named Executive Officers.  For performance assessed to be at expected levels, the entire target bonus is awarded; for performance assessed to be above or below expected levels, the bonus awarded is accordingly above or below the target bonus, respectively.  The Chief Executive Officer, with assistance from the Senior Vice President, Human Resources, recommends individual bonuses based on these guidelines for our executives (but excluding himself) to the Compensation Committee.  If approved, the Compensation Committee presents these bonus recommendations for approval to the Board of Directors of the Company.

Individual bonuses are then subject to adjustment based on overall Company performance.  Management prepares a comprehensive review at the end of each year of the Company’s performance against Company goals established at the beginning of each year.  This review of overall Company performance is assessed by the Compensation Committee. For Company performance assessed to be at expected levels, no adjustment is made to the bonus pool; for Company performance assessed to be above or below expected levels, the bonus pool is increased or decreased, respectively. The Chief Executive Officer, with assistance from the Senior Vice President, Human Resources, makes any subsequent adjustments to individual executive bonuses resulting from any changes to the bonus pool and input from the Compensation Committee. Bonuses are paid on December 31st of each year.

Stock Option Program

Grants made under the Company’s stock option program aid in closely aligning the interests of our executives with the interests of our Shareholders. The Chief Executive Officer, the other Named Executive Officers, and other executives are eligible to receive annual stock option grants based on their salary band, their most recent individual performance assessment, and their expected future contribution to the Company’s success.

In 2005, stock options were granted to executives, including the Named Executive Officers, in amounts consistent with previous allocations and referenced against long term incentive expected value market data provided by Towers Perrin.  In determining individual stock option grants in 2005, consideration was also given to the number of previous grants made to each executive as well as the total number of shares held under option by each executive.

It has been proposed that the Company adopt a new 2006 Stock Incentive Plan. See “Particulars of Matters to be Acted Upon – Approval of 2006 Stock Incentive Plan”.

Retirement Savings Plans

In January, 2005, the Company implemented a retirement savings plan for all its employees in Canada and the United States, including the Named Executive Officers.  In Canada, all employees receive a Company contribution to an individual Group RRSP in an amount equal to 5% of their base salary, to the maximums allowable.  In the United States, employees also receive a 5% of base salary Company contribution to an individual 401(k) plan, to the maximums allowable.

Chief Executive Officer Compensation

Dr. William Hunter was the Company’s Chief Executive Officer for 2005. His compensation consists of an annual base salary, annual bonus, benefits and perquisites, and stock options which were determined in the manner described above for all executives, including the other Named Executive Officers. Dr. Hunter’s performance is reviewed each year by the Chair of the Compensation Committee in a manner consistent with the reviews of the other Named Executive Officers, but weighted more heavily towards overall Company performance than the other Named Executive Officers. The Chair of the Compensation Committee prepares salary adjustment and bonus recommendations for Dr. Hunter, with assistance from the Senior Vice President, Human Resources, using the same guidelines as those established for the other Named Executive Officers.

For 2005, he was paid an annual base salary of $707,850 and received a bonus in December 2005 of $691,515.  His total cash compensation for 2005 fell between the 25th and 50th percentile of the market data provided to the Compensation Committee by Towers Perrin.  Dr. Hunter received an option to purchase 150,000 shares under the Company’s stock option plan in 2005, the expected value of which fell below the 25th percentile of the market data provided to the Compensation Committee by Towers Perrin.

Report Submitted by the Compensation Committee

David Howard, Chairperson	Edward Brown	Arthur Willms

Directors and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$40 million.  The policy governing such insurance is subject to standard exclusions and limitations.  During the twelve month period ended December 31, 2005, the amount of premiums expensed in respect of such insurance was US $1.3 million.

Key Management Insurance

The Company is the beneficiary under key management insurance policies of CDN$0.5 million on the life of William L. Hunter. The Company pays the current annual premium for this policy of CDN$533.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total Shareholder return on $100 invested in Common shares of the Company on September 30, 2000 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming the re-investment of dividends.  The Common shares began trading on the TSX on December 18, 1997. The Company changed its financial year end to December 31 effective December 31, 2003.

The following numerical values were used to generate the Share Price Performance Graph.

	Sept. 30/00	Sept. 30/01	Sept. 30/02	Dec. 31/03	Dec. 31/04	Dec. 31/05
Company’s Total Return	100	113	105	198	148	102
S&P/TSX	100	66	60	79	89	109

Compensation of Directors

For the twelve month period ended December 31, 2005, each director who was not an employee (“a non-employee director”) was paid in quarterly instalments as follows:

	January 1 to June 30, 2005	July 1 to December 31, 2005
Chairman of the Board retainer	CDN $40,000 per annum	CDN $50,000 per annum
Board member retainer	CDN $25,000 per annum	CDN $30,000 per annum
Committee Chairman retainer	CDN $ 3,000 per annum	CDN $ 5,000 per annum
Board and Committee attendance fee	CDN $ 1,250 per meeting	CDN $ 2,000 per meeting

Upon initially being elected or appointed to the Board of Directors, each non-employee director will automatically be granted an option to purchase 10,000 shares of the Company.  On a semi-annual basis thereafter, occurring at the time of the annual general meeting of the Company and December 1 of each year, if he or she continues to be a non-employee director of the Company, he or she will automatically be granted on each occurrence a further option to purchase 5,000 shares.  All options granted are exercisable for a period of five years from the grant date and are granted at market price.

For the twelve month period December 31, 2005, the non-executive directors of the Company were paid US$239,122 for their service on the Board of Directors.  Non-executive directors of the Company were issued 65,000 stock options during the twelve month period ended December 31, 2005.

The compensation of non-executive directors is reviewed annually. The Governance and Nominating Committee provides recommendations to the Compensation Committee on the structure of directors’ compensation. The Compensation Committee retained Towers Perrin to provide data on the amount of directors’ compensation and the market rates for companies with a similar size capitalization, in the US and Canadian biotechnology industries, and a group of thirty comparable companies. Based on this information the Compensation Committee provides a report to the Board of Directors recommending any changes to compensation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following stock option plans were in place at December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders:
2004 Stock Option Plan – CDN	8,756,193	CDN$16.91	194,395
2004 Stock Option Plan – USD	202,729	USD$17.61	Nil
Original Stock Option Plan	Nil	Nil	Nil

Equity compensation plans not approved by securityholders:
Director’s Resolutions	76,000	CDN $0.69	Nil
BioMaterials Stock Option Plan	70,526	US $10.62	Nil

Total	9,105,448		194,395

Angiotech Stock Option Plans

As of April 28, 2006, the Company has outstanding stock options to purchase 8,743,482 Common shares.  These options are all non-transferable and have been granted to employees, officers and directors of the Company, and persons providing ongoing management and consulting services to the Company.  The options have been granted pursuant to: (a) the Company’s current stock option plan (the “2004 Stock Option Plan”) adopted by Shareholders at the January 20, 2004 special meeting (9,960,270 common shares), which incorporated all shares granted under the Company’s previous stock option plan (the “Previous Stock Option Plan”) established December 8, 1997, as amended by the Shareholders on March 16, 1999, March 20, 2000 and March 6, 2001, (b) the Company’s original stock option plan (the “Original Stock Option Plan”) established July 2, 1996 and superceded by the Previous Stock Option Plan (Nil Common shares) and (c) directors’ resolutions dated February 1, 1996 (114,000 Common shares).

The Original Stock Option Plan provided that the Board of Directors could from time to time grant options, to a maximum for any one person of 5% percent of the total issued and outstanding Common shares. The Board of Directors could grant options to any person who was an employee or director of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management, financial or scientific consulting or like services for the Company or any of its subsidiaries.  The exercise price of options granted under the Original Stock Option Plan was determined by the directors as the Company was not public at that time.  The term of any option granted did not exceed the maximum statutorily permitted time period. Except as otherwise provided in the Original Stock Option Plan, the options are cumulatively exercisable in instalments over the option period at a rate to be fixed by the Board of Directors. The Company did not provide financial assistance to any optionee in connection with the exercise of options under the Original Stock Option Plan.

The Original Stock Option Plan was replaced by the Previous Stock Option Plan in 1997.  The Previous Stock Option Plan was adopted at the time of the Company’s initial public offering and complied with the requirements of the TSX. The Previous Stock Option Plan provided for the issuance of non-transferable options to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares.  The purchase price of Common shares under each option was fixed by the Board of Directors and was not less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  Each option granted under the Previous Stock Option Plan expires on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than ten years from the date it was granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv) 30 days after the optionee being terminated, or receiving notice of termination, other than for cause; and (v) immediately upon the optionee being terminated, or receiving notice of termination, for cause. The options granted under the Previous Stock Option Plan vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The 2004 Stock Option Plan, which superseded the Previous Stock Option Plan and incorporated all the options granted under the Previous Stock Option Plan, was established at an extraordinary meeting held on January 20, 2004 and complies with the requirements of the TSX. The 2004 Stock Option Plan provides for the issuance of non-transferable options to purchase up to 9,960,270 Common shares to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares. The purchase price of Common shares under each option is fixed by the Board of Directors and is not less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted. Each option will expire on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than five years from the date it is granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv) 30 days after the optionee being terminated, or receiving notice of termination, other than for cause, subject to an allowance for any Blackout Period that may occur in that 30 day period; and (v) immediately upon the optionee being terminated, or receiving notice of termination, for cause. A Blackout Period is a period of time where no employee, officer or director may trade because they are deemed to be in possession of confidential information.

The options granted under the 2004 Stock Option Plan may vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The Board of Directors is entitled to suspend, terminate or discontinue the 2004 Stock Option Plan or amend or revise the terms of the 2004 Stock Option Plan, subject to the approval, in certain circumstances, of the TSX and the Shareholders of the Company.

Finally, the 2004 Stock Option Plan provides for automatic grants of options to the Company’s independent directors upon their first election to the Board of Directors, and then semi-annually thereafter at the time of the annual general meeting and December 1.

During the 12-month period ended December 31, 2005, stock options to acquire 1,266,259 of the Company’s common shares were awarded to 47 employees, officers and directors of the Company.

It has been proposed that the Company adopt a new 2006 Stock Incentive Plan. See “Particulars of Matters to be Acted Upon – Approval of 2006 Stock Incentive Plan”.

Angiotech BioMaterials Corp (formerly Cohesion) Stock Option Plans

On January 31, 2003 the Company acquired, by way of a merger, all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. Subsequent to the acquisition, we changed the name of the company to Angiotech BioMaterials Corp. (“BioMaterials”). At the time of the acquisition, BioMaterials had three options plans under which it had granted options to BioMaterials insiders to purchase BioMaterials shares. As part of the acquisition agreement between the Company and BioMaterials, all BioMaterials options automatically upon exercise are converted into a proportionate number of the Company’s common shares. At the time of the acquisition, the three option agreements permitted the acquisition of up to 2,600,000 BioMaterials shares. Based upon the conversion ratios in the acquisition agreement, the maximum number of the Company’s common shares that could be issued under the BioMaterials option plans is 1,275,360. No further Company shares can be issued pursuant to the BioMaterials option plans.

The BioMaterials options are all non-transferable and were granted to employees, officers and directors of BioMaterials and persons providing ongoing management and consulting services to BioMaterials. Under all three BioMaterials option plans, each option will expire on the earlier of (i) ten years from the date it is granted; (ii) six (6) months after the optionee dies or is disabled; and (iii) three (3) months after the optionee’s employment is terminated, regardless of the reasons. BioMaterials options to purchase 468 of the Company’s common shares were outstanding as of April 28, 2006.

During the 12-month period ended December 31, 2005, no stock options to acquire the Company’s common shares were awarded to BioMaterials employees, officers and directors out of the BioMaterials stock option plans.

American Medical Instruments Stock Option Plans

On March 23, 2006, the Company acquired all of the issued and outstanding share capital of American Medical Instruments Holding Inc. (“AMI”).  On March 9, 2006, AMI granted 304 stock options under AMI’s 2003 Stock Option Plan subject to closing the acquisition of AMI by the Company.  Each AMI stock option will convert into approximately 3,711 Angiotech shares upon exercise. All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. No further Company shares can be issued pursuant to the AMI option plan. Approximately 1.1 million of the Company’s shares were reserved in March 2006 to accommodate future exercises of the AMI options. The closing of the acquisition of AMI and the conversion ratio is subject to post closing adjustments and as a result the number of shares reserved for issuance is an estimate and subject to change.

The AMI options are all non-transferable and were granted to employees, officers and directors of AMI and persons providing ongoing management and consulting services to AMI. Prior to the second anniversary date of the grant date, no portion of the AMI stock options will vest and are forfeitable in their entirety prior to this date. The options are subject to graded vesting over a four year period after the second anniversary date of the grant date. Each option will expire on the earlier of (i) ten (10) years from the date it is granted; (ii) twelve (12) months after the optionee dies; (iii) six (6) months after the optionee is disabled; (iv) ninety (90) days after the optionee retires or the optionee’s employment is terminated, other than for cause; and (v) immediately upon the optionee being terminated for cause. AMI options to purchase approximately 1.1 million of the Company’s common shares were outstanding as of April 28, 2006.

Shareholder Rights Plan

On March 5, 2002, and again on June 9, 2005, the Shareholders agreed to re-adopt the Shareholder Rights Plan (“the Plan”) previously adopted by the Company on March 16, 1999 (subject to amending all references of February 10, 1999 to March 5, 2002, and then to June 9, 2005), on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent.

A holder of the right is entitled to acquire, under certain conditions, Common shares of the Company at a 50% discount to the market upon a person or group of persons (the “Acquirors”) acquiring 20% or more of the Common shares of the Company.  All Shareholders, other than the Acquirors, hold the right to acquire the Common shares at a discount. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan has a term of 9 years, subject to reconfirmation by the shareholders at the annual general meeting in 2008.

The Rights Plan is designed to encourage the fair treatment of Shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value and to allow additional time for competing bids to emerge.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries, either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF INDEPENDENT AUDITOR

The firm of Ernst & Young LLP served as independent auditor for the Company for the twelve month period ended December 31, 2005. Ernst & Young LLP were first appointed as independent auditor of the Company on June 2, 1995. The Board of Directors has determined to not ask Ernst & Young LLP to continue as auditors for the Company.  See section below “Change of Auditor”. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that PricewaterhouseCoopers LLP be appointed in this capacity for the current fiscal year.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for Angiotech and its subsidiaries for the twelve month period ended December 31, 2005 are as follows:

1.

Audit Fees (excluding other audit related services) – For audit of the Company’s annual consolidated financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements, audit fees were $689,724.

2.

Financial Information Systems Design and Implementation Fees – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company’s financial statements or generates information that is significant to the financial statements taken as a whole.

3.

All Other Fees – The aggregate fees invoiced to the Company by Ernst & Young LLP for all other services rendered, excluding the audit of the Company’s annual consolidated financial statements, were as follows:

Audit related services (1)	$ 53,349
Corporate tax related services	138,424
Other non-audit fees	0
$ 191,773

(1)

Audit related services include fees related to statutory audit of foreign subsidiaries and review of the accounting treatment of license agreements.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors.  If the resolution is not adopted, the Board of Directors will consider the selection of another public accounting firm for the current fiscal year.

The Company has been advised that a representative of Ernst & Young LLP and PricewaterhouseCoopers LLP will attend the Annual General Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of 2006 Stock Incentive Plan

The Board of Directors of the Company has proposed that the Company adopt a new 2006 Stock Incentive Plan (the “2006 Plan”). The proposed 2006 Plan is, in the opinion of the directors and management, positive for shareholders of the Company. Set out below is a discussion of the major changes being introduced in the 2006 Plan, as well as a full comparison of the terms of the proposed 2006 Plan and the existing 2004 Stock Option Plan that was previously adopted by the Company’s shareholders on January 20, 2004 (the “Old Plan”).

Background

Adoption of the new 2006 Plan is part of the Company’s continuing efforts to build upon and enhance long term shareholder value. The 2006 Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of our employees and directors with the interests of our shareholders.

The Company is recommending terminating the use of the Old Plan and adopting the 2006 Plan with the proposed changes in order to achieve the following goals:

•

provide the Board with discretion to grant options either at the TSX closing price as expressed in Canadian dollars or the NASDAQ National Market closing price as expressed in United States dollars;

•

provide the Company the ability to align the exercise of vested options with negotiated early retirement or severance contracts within the present five year term;

•

increase the number of shares issuable pursuant to awards granted under the 2006 Plan by a total of 5,000,000 so that a total of 13,937,756 shares may be issued by the Company on exercise of the awards, which represents 16.46% of the issued and outstanding shares of the Company; and

•

provide the Board with discretion to award tandem stock appreciation rights (“Tandem SARs”) to optionees for exercise in lieu of options.

Other than those changes described above, the terms of the 2006 Plan terms will be substantially the same as the Old Plan.

Description and Comparison of New 2006 Stock Incentive Plan

The following summary of the material features of the 2006 Plan is qualified in its entirety by the specific language of the 2006 Plan, a copy of which is available free of charge as set out under the heading “Recommendations for 2006 Stock Incentive Plan by the Board of Directors”.

Eligible Optionees – Both the Old Plan and the 2006 Plan are designed to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and will be administered by the Board of Directors in accordance with the rules and policies of the TSX and NASDAQ. Under the Old Plan, options may be granted to directors, officers, employees and other services providers (including those providing ongoing management or consulting services to the Company) to the Company (the “Service Providers”). Under the New Plan, grants of options and Tandem SARs will not be changed.

Number of Options – The Old Plan provides for the issuance of options to purchase up to 9,960,270 common shares, representing approximately 15% of the issued and outstanding shares of the Company at the time the Old Plan was adopted and 11.77% of the present issued and outstanding shares, being 84,651,202 as at April 28, 2006. The 2006 Plan provides for the issuance of options and Tandem SARs with respect to a maximum of 13,937,756 Common shares, which would include the 8,743,482 shares that may be issued by the Company on exercise of the options already outstanding and 194,274 shares that may be issued by the Company on exercise of the options available for issue. If the 2006 Plan is adopted, all of the Common shares at present reserved for issuance under the Old Plan will be incorporated into the 2006 Plan, so that no “double-counting” will occur.  Under the 2006 Plan, that number of Common shares issuable represents 10.56% of the issued and outstanding shares of the Company as of April 28, 2006.  As a result, Shareholders are being asked to approve the TSX listing of an additional 5,000,000 Common shares under the 2006 Plan.

Of the number of Old Plan options outstanding as at April 28, 2006, 8,541,982 options have a weighted average exercise price of CAD$16.894 and a weighted average term to expiration of 4.64 years, and 201,500 options have a weighted average exercise price of US$17.603 and a weighted average term to expiration of 3.75 years.  As well, an additional 194,274 options to purchase shares are available for issue.

The number of options or SARs granted under the Old Plan and 2006 Plan may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX and any other governmental authority having jurisdiction.

Limits on Option Issuances – Under both the Old Plan and 2006 Plan, the maximum number of shares issuable to any one optionee cannot exceed 5% of the total number of issued and outstanding shares of the Company on a non-diluted basis. In addition, the number of shares which may be reserved for issue pursuant to options granted to insiders of the Company cannot exceed 20% of the total number of issued and outstanding Common shares of the Company on a non-diluted basis.

Option Exercise Price – Under the Old Plan, the purchase price of Common shares under each option is fixed by the Board of Directors and may not be less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  Under the 2006 Plan, the purchase price of the Common shares is also fixed by the Board of Directors, however the price may be set in either Canadian dollars or United States dollars. Where the grant is in Canadian dollars, the purchase price may not be less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted. Where the grant is in United States dollars, the purchase price may not be less than the closing price of the Common shares on the NASDAQ for the last day Common shares were traded prior to the date of the grant.

Exercise Period – Under the Old Plan, each option will expire on the earlier of:

a)

the expiration date as determined by the Board of Directors, which date shall not be more than five years from the date it is granted;

b)

365 days after the optionee dies, retires in accordance with the Company's retirement policy or is permanently disabled;

c)

30 days, plus any applicable blackout period allotment, after the optionee receives a notice confirming that the optionee no longer qualifies to receive an option, if as a result of early retirement, voluntary resignation or termination other than for cause. A blackout period is an interval of time in which employees may not trade in securities of the Company because they may be in possession of insider information; and

d)

immediately upon the optionee receiving a notice confirming that the optionee no longer qualifies to receive an option, if as a result of termination for cause.

Under the 2006 Plan, management is proposing that the expiry date of an option be extended to allow the Company the ability to align the exercise of options with the time periods of negotiated early retirement and severance contracts when it is in the best interests of the Company to do so.  This ability will allow the Company to provide overall settlements with former employees when needed that optimize the benefits to the Company. In no situation would the extension of the expiry date be later than the original five year term of the option.

Vesting of Options – The options granted under the Old Plan and the 2006 Plan may vest over time as determined by the Board of Directors of the Company.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.

Amendments – Under both the Old Plan and the 2006 Plan, the Board of Directors of the Company is entitled to suspend, terminate or discontinue the Old Plan or the 2006 Plan, or amend or revise the terms of the Old Plan or the 2006 Plan, subject to the approval, in certain circumstances, of the TSX and the shareholders of the Company.

Financial Assistance – Under both the Old Plan and the 2006 Plan, the Company will not lend any money or provide any financial assistance to Service Providers.

Non-Discretionary Option Grants – The Old Plan provides for the non-discretionary allocation from the Common shares reserved of 10,000 options to the Company’s independent directors upon first election or appointment and to such directors on a semi-annual basis thereafter occurring at the time of the annual general meeting and December 1 each year an additional 5,000 options. No change is proposed under the 2006 Plan.

Financial Treatment of Grants - Effective January 1, 2006, the Company adopted U.S. Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  The new 2006 Plan will continue to use these financial treatment methods.

Tandem SARs – Under the Old Plan, the Company could not grant any stock appreciation rights. Under the 2006 Plan, the Board of Directors will be granted the discretion to award Tandem SARs in connection with all or a portion of the existing outstanding options granted on or after October 1, 2002 and future options granted under the 2006 Plan. Tandem SARs provide an Optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the Optionee would have otherwise received had such Optionee exercised the vested options and immediately sold the underlying common shares.

For example, if awarded Tandem SARs, an employee that held 100 options having an exercise price of $20.00 at a time when the market price of the Company’s common shares is $25.00 could elect either to (a) pay the Company $2,000 to exercise the options, receiving 100 common shares and immediately selling these shares for gross proceeds of $2,500, thereby realizing a profit of $500; or (b) exercise the corresponding tandem SAR and receive 20 common shares with a market value of $500. In each circumstance, the employee would receive the value of $500.  However, by allowing the employee to exercise Tandem SARs, only 20 shares are issued from treasury rather than the 100 shares that would be issued upon exercise of the option.

Subject to the adoption of the 2006 Plan by shareholders, the Board will be authorized, in its discretion, to award Tandem SARs in connection with both options granted on or after October 1, 2002 and options to be granted in the future. Subject to the discretion of the Board, the Company anticipates that employees and officers will be awarded Tandem SARs in connection with all future option grants and all options granted by the Company.

Benefits of the 2006 Plan

Management is of the view that the provisions of the 2006 Plan that are changes from the Old Plan are of benefit to the Company and the Shareholders for the following reasons:

Extension of Expiry Dates for Severance Contracts

Under the 2006 Plan, management is proposing that the Company be provided the opportunity when desirable to extend the expiry date of a vested option when negotiating early retirement and termination agreements, up to a maximum of five years from the original grant date of the options. This change would allow the Company to align the exercise of outstanding options with the terms of such agreements.  The Company believes that this change is of benefit to the Company and to shareholders since the Company can negotiate settlements at an overall lower cost to the Company by using the extension of vested stock option expiry dates to reduce other costs associated with a negotiated severance contract.

Change in Exercise Price Definition

Under the 2006 Plan, the purchase price of the Common shares will be fixed by the Board of Directors, however the price may be set in either Canadian dollars or United States dollars. Where the grant is in Canadian dollars, the purchase price may not be less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date of the grant. Where the grant is in United States dollars, the purchase price may not be less than the closing price of the Common shares on the NASDAQ National Market for the last day Common shares were traded prior to the date of the grant.  The Company believes that this change is of benefit to the Company and the Shareholders because management expects that a significant portion of the Company’s future employment growth will be in, and from, the U.S. market and the ability to grant awards in US dollars based on a US market value will assist with the Company’s ability to attract and retain qualified, high-performing U.S. employees and compete for those individuals with the Company’s U.S. peers.

Increase in Number of Shares

The 2006 Plan provides for the issuance of options and Tandem SARs with respect to a maximum of 13,937,756 Common shares, which would include the 8,743,482 options to purchase shares that are already outstanding and the 194,274 options to purchase shares that are available for issue.  The Company believes that this increase in the maximum number of Common shares which may be issued under the 2006 Plan is of benefit to the Company and shareholders as it represents an appropriate balance between the need for incentive compensation arrangements to recruit and retain directors and employees, while taking into account shareholder and dilution concerns.

Adoption of Tandem SARs

The 2006 Plan provides for the grant of Tandem SARs. The Company believes that the awarding of Tandem SARs is of benefit to the Company and the Shareholders because it will reduce the dilution currently anticipated in connection with the exercise of options. Since it is likely that most Optionees who are awarded Tandem SARs will exercise such SARs in lieu of their options, a lower number of common shares would be issued and the need for further replenishments of the number of common shares reserved for issuance under the 2006 Plan may be reduced.

Recommendation for 2006 Plan by the Board of Directors

The Board of Directors recommends a vote FOR the adoption of the new 2006 Plan, including the adoption of grants of Tandem SARs. Consequently, in order to approve the new 2006 Plan, disinterested Shareholders of the Company (all Shareholders excluding directors, officers, employees and other insiders and associates of insiders) will be asked to vote FOR the ordinary resolution in the following terms:

“RESOLVED, that the “2006 Stock Incentive Plan”, the form of which has been made available to the Company’s Shareholders, including a total of 13,937,756 shares being subject to the 2006 Stock Incentive Plan, be adopted and approved by the Company, and that all grants of stock options by the Company occurring after the receipt of such regulatory approval be pursuant to the “2006 Stock Incentive Plan”.”

To the best of the knowledge of the Company, all shares beneficially owned by insiders and their associates will not be counted in the vote.

For full particulars, please refer to the text of the proposed 2006 Plan, a copy of which is available from Janet Craig who can be reached by telephone at (604) 221-7676, by telecopier at (604) 221-2330 and by email at info@angio.com.

Change of Auditor

Due to the recent acquisition of AMI, and the significant portion of the Company’s business that AMI now represents, the Audit Committee solicited requests for proposals for the provision of independent audit services from Ernst & Young LLP, the Company’s current auditors and PricewaterhouseCoopers LLP, the auditors of AMI. To ensure that the Company has the best possible level of audit and audit related services available, only Ernst & Young LLP and PricewaterhouseCoopers LLP were invited to provide proposals as both these firms have a history of providing high-quality independent audit services to the Company and AMI, respectively, and were best positioned to provide these services to the newly combined company. Based on the results of that competitive process, the Audit Committee recommended to the Board, and the Board approved, that PricewaterhouseCoopers LLP be selected as the future auditor for the Company.

To implement this change, the Company is proposing to appoint PricewaterhouseCoopers LLP (“New Auditor”) as auditor until the next annual meeting of shareholders of the Company.  In connection with this proposed change, please see the enclosed Notice of Change of Auditor, letters from Ernst & Young LLP and the New Auditor and confirmation of the Audit Committee attached as Schedule “G” to this Circular.

Under the Business Corporations Act (British Columbia), a majority (50% plus one vote) of shareholders of the Company are required to approve the appointment of an auditor.  In order to permit the New Auditor to act as the auditor of the Company, the appointment of the New Auditor must be approved by a majority of the shares of the Company voted at the Meeting.  An ordinary resolution approving the appointment of the New Auditor and that the directors be authorized to set the remuneration of the New Auditor is set out in Schedule “H” to this Circular.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 5th day of May, 2006.

ADDITIONAL INFORMATION

Additional information, including the Company’s financial statements and management discussion and analysis is on the Company’s website at www.angiotech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall

Chief Compliance Officer and Corporate Secretary

SCHEDULE “A”

Charter of Director Governance and Expectations

ANGIOTECH PHARMACEUTICALS, INC.

Our Charter of Director Governance & Expectations outlines responsibilities of the Company's Board of Directors, and identifies the personal and professional conduct expected of the directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board of Directors to oversee the direction and management of the Company in accordance with applicable law, the Company's Bylaws and applicable rules and regulations of the Toronto Stock Exchange and the NASDAQ Stock Market, while adhering to high ethical standards. Specific tasks and actions of the Board in fulfilling these general responsibilities are as follows:

Strategic Planning & Budgets

•

Meet at least annually in an all-day strategy session to review the Company's strategic business plan proposed by management, including a statement of our vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.

•

Review the Company's corporate objectives, financial plans and budgets proposed by management and adopt the same with such changes as the Board deems appropriate.

•

In connection with such reviews, the Board shall seek to provide a balance of long-term versus short-term orientation towards the Company's vision, mission and values.

Measurement Against Plan

•

Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

•

Instruct management to regularly advise the Board on the business risks of the Company. Review and discuss with management such risks and the systems designed to monitor and manage such risks.

Communication Oversight

•

Review annually the Company's Corporate Disclosure Policy and evaluate Company compliance with the policy.

Executive Personnel

•

Approve the hiring of senior officers.

•

Establish, and review annually, job descriptions for executive officers.

•

Evaluate senior officers' performance. Replace where necessary, and evaluate management succession plans.

•

Confirm with management that all executive officers have current employment, non-competition and confidentiality agreements.

•

Review major Company organizational and staffing issues.

Systems Integrity

•

Confirm with the Audit Committee that it has reviewed and discussed the adequacy of the Company's internal controls and management information systems.

•

Review and adopt and confirm distribution to appropriate personnel of a Code of Ethics for Directors and Executives and other governing policies. Review and evaluate whether the Company, and its executives conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company's own governing policies.

•

Ensure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.

Material Transactions

•

Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

BOARD STRUCTURE & FUNCTION

Composition of the Board of Directors

•

Ensure that the majority of Directors are "independent", as defined by the highest test set by the Company's governing regulatory bodies.

Annual Disclosure of Directors

•

Publicly disclose conclusions as to the independence of the directors as defined by the rules of the SEC and the NASDAQ Stock Market.

Assessing Directors

•

Review and discuss promptly any issues regarding Board membership of any director whose employment or professional status has materially changed.

•

Review and discuss any issues regarding Board membership of any director who is also a standing director and/or officer of any other public company.

Position of Chairman of the Board

•

Appoint as Chairman of the Board an independent director.

Board Evaluation

•

At least annually evaluate the Boards' own performance in fulfilling its obligations outlined in this charter and any other duties charged to the Board.

•

Annually review the size of the Board, and any impact of that size on the effectiveness of the Board and whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

•

Annually review the compensation paid to Directors.

Board Committees

•

Consider that Board committees should generally consist of outside directors.

•

Ensure that the majority of directors on all committees be independent and unrelated directors.

•

Annually review the charter for each committee and consider any changes recommended by such committee or the full Board.

Governance and Nominating Committee

•

Appoint a Governance and Nominating Committee to annually nominate board members for election by stockholders and recommend new board members to fill any vacancy.

•

Delegate general responsibility for review and evaluation of corporate governance issues to the Governance and Nominating Committee.

•

Review annually the Governance and Nominating Committee Charter, and suggest changes to its Charter the committee deems appropriate for consideration by the entire Board.

•

Undertake orientation for new directors.

Audit Committee

•

Delegate general responsibility to the Audit Committee to (1) select and provide for compensation of the Company's independent auditor and (2) oversee the audits of Company's financial statements and its financial reporting and disclosure processes, and (3) evaluate the independence and performance of the Company's independent auditor.

•

Ensure that all committee members are independent.

•

Review annually the Audit Committee Charter and suggest changes to its Charter the committee deems appropriate for consideration by the entire Board.

•

Prepare an annual Audit Committee Report for inclusion in Company's annual Information Circular.

Compensation Committee

•

Delegate general responsibility to the Compensation Committee for senior executive compensation, including a review of compensation and performance in relation to Corporate Objectives.

•

Prepared annually a report on executive compensation for inclusion in Company's annual Information Circular.

•

Review annually the Compensation Committee Charter and suggest changes to its Charter that the committee deems appropriate for consideration by the entire Board.

•

Review annually the Company's incentive stock option plan.

•

Approve all grants under the Company's incentive stock option plan.

Outside Advisors for Directors

•

Ensure that the Board of Directors and each committee of the Board are permitted to engage outside advisors at the Company's expense as they deem appropriate.

Director Succession

•

Ensure that there is a succession plan for directors and the Company's independent Chairperson.

General

•

Perform such other functions as prescribed by law and in the Company's By-laws.

Amendments to Charter of Director Governance and Expectations

•

Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF BOARD MEMBERS

The following characteristics and traits outline the framework for the recruitment and selection of Board of Director nominees.

Conduct and Accountability

•

Nominee must demonstrate high ethical standards and conduct in their personal and professional lives, and make and be accountable for their decisions in their capacity as board members.

Judgement

•

Nominee must demonstrate to the satisfaction of the Board a capacity to provide sound advice on a broad range of industry and community issues.

•

Nominee must have or develop to the satisfaction of the Board a broad knowledge base of the Company's industry in order to understand the basis from which corporate strategies are developed and business plans produced.

•

Nominee must be able to provide to the satisfaction of the Board a mature and useful perspective as to the business plan, strategy, risks and objectives of the Company.

Financial Literacy

•

Nominee must demonstrate to the satisfaction of the Board a sound level of financial literacy including the ability to understand financial statements and use financial metrics to evaluate the financial health and performance of the Company.

Teamwork

•

Nominee must demonstrate to the satisfaction of the Board that he or she will put Board and Company performance ahead of individual achievements.

Communication

•

Nominee must demonstrate to the satisfaction of the Board a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

Experience

•

Nominee must have demonstrated and continue to demonstrate to the satisfaction of the Board a high level of achievement in their personal and professional lives that reflects high standards of personal and professional conduct.

SCHEDULE “B”

NASDAQ and SOX Rules

Topic	Rule/Requirement	Does the Company Align?	Company’s Approach
Audit Committee – Adoption of Charter

The Company is required to certify that it has adopted a formal written Audit Committee charter under NASD Rule 4350 which must specify, among other things, the Audit Committee responsibilities and authority necessary to comply with Rule 10A-3 under the Securities Exchange Act of 1934.

		Yes	The Company has adopted a formal Audit Committee charter which complies with the rule.
Audit Committee – Approval of Related Party Transactions

The Audit Committee is required to approve all “related party transactions” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Company or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a company controlled by any of those parties or a family member of any of those parties.

Yes

The Company has had a long standing policy to ensure that any related party transactions are approved by special committees of independent directors. The Audit Committee is charged with the requirement to approve all related party transactions.

Audit Committee – Financial Expert	The Company is required to disclose whether its Audit Committee has a financial expert and what the name of that person is.	Yes	The Company’s Audit Committee financial expert is currently Arthur Willms. This information is disclosed in the Company’s Form 40F.
Code of Ethics

Under NASDAQ Rule 4350, the Company is required to disclose if it has adopted a code of conduct applicable to all its directors, officers and employees that also complies with the SEC’s “code of ethics” requirements for senior financial officers.

Yes

The Company has adopted a “Code of Ethics and Conduct”. Every director, officer, employee and consultant, including the chief executive officer and chief financial officer are notified of and are required to comply with the Code.

Other Committees

While the Company is not required under NASD rules to have any other committees other than the Audit Committee, if it does not have a nominating and compensation committee, a majority of its independent directors must carry out equivalent functions. However where the Company has such other committees, these committees must adopt written charters, describing the nomination and compensation approval process and such related matters as may be required under U.S. federal securities laws.

Yes

The Company has two committees in addition to its Audit Committee: the Compensation Committee and the Governance and Nominating Committee and has adopted charters and are comprised of independent directors.

Director Independence

The Company is required to have a majority of its directors be independent. Independence is determined under NASD Rule 4200. For a director to be independent, he or she must have no relationship with the Company that would interfere with his or her exercise of independent business judgment. A director is not independent if during any time in the past 3 years, he or she (i) was an employee or a family member of an executive officer of the Company, (ii) received more than US$60,000 for services other than as a director or committee member, (iii) was affiliated with a company that received greater than US$200,000 or 5% of revenues of the Company, or (iv) was affiliated with the Company’s auditor or the Company’s internal audit function. The Company must make the initial determination and disclose the names of the independent directors and then again determine independence of each director at least annually thereafter.

Independent directors must meet in an executive session (without management) regularly during the year.

		Yes	The Company complies as six of the Company’s seven directors are independent under the NASD Rule.
Audit Committee Responsibilities

Among other things, Sarbanes-Oxley and the rules promulgated thereunder require that the Company’s Audit Committee:

•

be directly responsible for appointing, compensating and overseeing the Company’s auditors;

•

pre-approve all audit and permissible non-audit services provided by the Company’s accountants;

•

establish “whistleblower” procedures for the receipt, retention and treatment of complaints to the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of accounting or auditing concerns; and

•

be authorized to engage, and determine funding for, independent legal counsel and other advisors.

Yes

The Company has adopted a charter setting forth the responsibilities for the Audit Committee that conform with the requirements of the applicable Canadian and US securities and regulatory commissions (including TSX, NASDAQ, SEC and the Sarbanes-Oxley Act of 2002).

Notification Requirement	Any executive officer of the Company must promptly notify NASDAQ if they become aware of any material non-compliance with NASDAQ corporate governance requirements	Yes

The Company has advised executive officers of these requirements and as of May 5, 2006, the executive officers were not aware of any material non-compliance with the corporate governance rules applicable to the Company.

SCHEDULE “C”

Audit Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

1.

PURPOSE AND AUTHORITY

The purpose of the Audit Committee (the “Committee”) is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board of Directors (the “Board”) in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) the performance and independence of the Company's independent auditors, and (4) performance of the Company’s internal controls and financial reporting process. The Committee performs such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board.

The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.  The Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In particular, the Committee may delegate to one or more independent Committee members the authority to pre-approve non-audit services provided that the pre-approval is presented to the Committee at the first scheduled meeting following such pre-approval.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management.  The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

2.

MEMBERSHIP AND ORGANIZATION

2.1

Membership

2.1.1

The Committee shall consist of a minimum of three members of the Board, appointed annually, each of whom is affirmatively confirmed as independent by the Board, with such affirmation disclosed in the Company’s annual Information Circular.

2.1.2

A member of the Committee may be replaced at any time by the Board and will cease to be a member upon ceasing to be a Director of the Company.

2.1.3

The Board will elect, by a majority vote, one member as chairperson of the Committee.

2.1.4

The Committee will appoint its own secretary who need not be a Director of the board.

2.1.5

Each member of the Committee will meet all independence and financial literacy requirements of The Toronto Stock Exchange, the independence requirements of the NASDAQ Stock Market (which includes meeting the definition of “independent director” under the NASDAQ Rules), and the independence criteria of the U.S. Securities and Exchange Commission’s (the “SEC”) Rules.

2.1.6

Each member of the Committee shall be able to read and understand fundamental financial statements, including balance sheets, income statements, and cash flow statements.

2.1.7

At least one member of the Committee will be an audit committee financial expert as defined by the applicable rules set out by the SEC or any other applicable regulatory authority.

2.1.8

No director who has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years will be eligible for membership on the Committee.

2.1.9

Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board who will consider and assess that member’s ability to be effective on the Committee.

2.1.10

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

2.2

Committee Meetings

2.2.1

The Committee will meet at least quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or telephonically.

2.2.2

The Committee will meet with the independent auditor and the internal auditor at least quarterly, either in person or telephonically.

2.2.3

Meetings may be requested by any member of the Committee, Chief Executive Officer (CEO), Chief Compliance Officer (CCO), Chief Financial Officer (CFO), VP, Finance & Accounting, Corporate Controller, the independent auditors or the internal auditors.

2.2.4

The independent auditor will be notified of every Committee meeting and be permitted to appear and speak at those meetings.

2.2.5

The Committee will keep minutes of its meetings which will be provided to the Board.

2.2.6

The Committee will report its actions to the Board along with such recommendations as the Committee may deem appropriate.

2.2.7

A majority of the members of the Committee shall constitute a quorum.

3.

DUTIES & RESPONSIBILITIES

3.1

Independent Auditor

The independent auditor reports directly to the Committee and the Committee and the Board have the authority to replace the independent auditor.  With respect to its oversight of the independent auditor, the Committee shall:

3.1.1

Annually appoint the independent auditor to be proposed for shareholder approval.

3.1.2

Approve the compensation of the independent auditor.

3.1.3

Review with the independent auditor, the audit scope and plan of the independent auditor.

3.1.4

Evaluate the performance of the independent auditor and, if so determined by the Committee, replace the independent auditor.

3.1.5

Approve permissible non-audit services of the independent auditor and establish policies and procedures for their engagement for such services and ensure that the independent auditor is not engaged to perform any activities prohibited by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded, including:

•

Bookkeeping or other services related to accounting records or financial statements of the Company;

•

Financial information systems design and implementation consulting services;

•

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

•

Actuarial services;

•

Internal audit outsourcing services;

•

Any management or human resources function;

•

Broker, dealer, investment advisor, or investment banking services;

•

Legal services;

•

Expert services unrelated to the auditing service; and

•

Any other service the Board determines is not permitted.

3.1.6

Ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer, including Corporate Controller, until at least 3 years after the end of either the affiliation or the auditing relationship.

3.1.7

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

3.1.7.1

Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

3.1.7.2

Reviewing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

3.1.7.3

As necessary, taking, or recommending that the Board take, other appropriate actions to oversee the independence of the independent auditor.

3.1.8

Ensure that the audit partner rotation requirements are met.

3.1.9

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors’ review and examination of the Company’s accounts.

3.1.10

Discuss in private with the independent auditor matters affecting the conduct of their audit and other corporate matters.

3.1.11

Review and discuss with management and the independent auditor at the completion of its examination, any serious difficulties or disputes with management encountered during the course of the audit or review.

3.2

Financial Information Review Process

In connection with the review of the annual audited financial statements, interim financial statements, MD&A, press releases or other financial disclosure, the Committee, as applicable, shall:

3.2.1

Review and discuss with management and the independent auditor at the completion of its annual audit and interim reviews:

3.2.1.1

The Company's audited annual or reviewed interim financial statements and related notes and the Company’s accompanying MD&A;

3.2.1.2

Review the independent auditor's report concerning the matters required to be discussed by Statement on Auditing Standards No. 61, CICA Handbook Section 5751 or SEC Rule 2-07, as the same may be modified or supplemented from time to time;

3.2.1.3

The appropriateness of the presentation of any non-GAAP related financial information;

3.2.1.4

The adequacy of the Company's internal accounting and financial controls that management and the Board have established and the effectiveness of those systems;

3.2.1.5

Financial statement effects of significant transactions and other complex accounting issues;

3.2.1.6

The accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports;

3.2.1.7

Any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies;

3.2.1.8

The management letter delivered by the independent auditor in connection with the audit;

3.2.2

Approve and recommend to the Board that the audited annual financial statements and MD&A be approved by the Board prior to public disclosure;

3.2.3

Approve interim financial statements and MD&A prior to public disclosure;

3.2.4

Review with the Company's General Counsel, litigation and other legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters;

3.2.5

Review financial press releases and earnings guidance;

3.2.6

Review and approve all financial disclosure contained in filings with the Canadian provincial securities commissions and the SEC;

3.2.7

Review representation letters provided by management to the independent auditor;

3.2.8

Review minutes of all Disclosure Committee meetings of the Company; and

3.2.9

Review the process for certification of the interim and annual financial statements by the CEO and the CFO and the certifications made by the CEO and CFO.

3.3

Corporate compliance, Internal Controls & Internal Audit

With respect to the oversight of the financial compliance, internal controls and internal audit activities, the Committee shall:

3.3.1

Annually review the activities, resources and scope of the Corporate Compliance function and its internal audit and other compliance activities;

3.3.2

Ensure that the Corporate Compliance function has unrestricted access to all functions, records, property and personnel within the Company;

3.3.3

Review significant internal audit findings and recommendations and monitor management’s progress against action plans for remediation;

3.3.4

Meet separately with the Chief Compliance Officer or Manager, Financial Compliance (or individuals performing the internal audit function) to discuss matters the Committee or the Corporate Compliance function believes should be discussed in private;

3.3.5

Review any reportable conditions, material weakness in internal controls and any fraud and illegal acts involving management or other  employees who have a significant role in the company’s internal control and significant deficiencies affecting internal control; and

3.3.6

Review any issues including any difficulties encountered during any internal audit activities.

3.4

Accountability

3.4.1

At least annually, the Committee will review and evaluate the performance of the Committee and its members and report its findings to the Board.

3.4.2

The Committee will annually review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval.

3.4.3

The Committee shall review and approve any Audit Committee disclosures required by securities regulators contained in the Company’s disclosure documents.

3.5

Other Duties & Responsibilities

The Committee shall:

3.5.1

Annually review a procedure through which employees and others can inform the Committee regarding any concerns about the Company’s accounting, internal accounting controls or auditing matters.  The procedure shall include responding to and keeping of records of, any such complaints;

3.5.2

Review at least annually, the program established by management to monitor compliance with the Company’s code of ethics policy;

3.5.3

Review and approve all related party transactions in excess of $60,000;

3.5.4

Arrange and review results of an annual audit of the expense reports of the Chairman of the Board and the CEO’s expense accounts;

3.5.5

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

3.5.6

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board from time to time;

3.5.7

Review the appointment of the Chief Financial Officer, Chief Compliance Officer and any other senior financial executives involved in the financial reporting process; and

3.5.8

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy.

Audit Committee Timetable

DUTIES & RESPONSIBILITIES	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
3.1 Independent Auditor
3.1.1 Appoint Independent Auditor for Shareholder Approval			✓
3.1.2 Approve Independent Auditor Compensation												✓
3.1.3 Review Audit Scope & Plan												✓
3.1.4 Review Performance of Independent Auditor		✓
3.1.5 Approve Non-audit Services of Independent Auditor	As Required
3.1.6 Confirm New Senior Officers Not Affiliated with Independent Auditor Prior to Hiring	As Required
3.1.7 Confirm Independence of Independent Auditor												✓
3.1.8 Ensure Audit Partner Rotation Requirements are Met												✓
3.1.9 Confirm Unrestricted Scope of Independent Auditor’s Review		✓		✓			✓			✓
3.1.10 Discuss Matters Affecting the Conduct of the Independent Auditor, Audit and other Corporate Matters Privately		✓		✓			✓			✓
3.1.11 Review and Discuss Difficulties or Disputes Between Independent Auditor & Management		✓		✓			✓			✓

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
3.2 Financial Information Review Process
3.2.1 Review and Discuss with Management and the Independent Auditor at the Completion of Annual Audit or Interim Review:
3.2.1.1 Financial Statements and MD&A		✓		✓			✓			✓
3.2.1.2 Independent Auditor’s Report		✓		✓			✓			✓
3.2.1.3 Non-GAAP Related Financial Information		✓		✓			✓			✓
3.2.1.4 Adequacy and Effectives of Internal Controls		✓
3.2.1.5 Significant Transaction/Complex Accounting Issues		✓		✓			✓			✓
3.2.1.6 Critical Accounting Policies and Significant Changes		✓		✓			✓			✓
3.2.1.7 Material Issues Raised by Regulators/Gov Agencies or Employees		✓		✓			✓			✓
3.2.1.8 Management Letter		✓
3.2.2 Approve Audited Financial Statements and MD&A; Recommend to Board for Approval		✓
3.2.3 Approve Interim Financial Statements and MD&A prior to Disclosure				✓			✓			✓
3.2.4 Review Litigation and Other Legal Matters with Company’s General Counsel		✓		✓			✓			✓
3.2.5 Review Financial Press Releases and Earnings Guidance		✓		✓			✓			✓
3.2.6 Review Financial Disclosure in Filings; Recommend that Board Approve Disclosure			✓
3.2.7 Review Independent Auditor’s Representation Letter												✓
3.2.8 Review Disclosure Committee Minutes		✓		✓			✓			✓
3.2.9 Review Certification Process and Financial Statements Certifications of CEO & CFO		✓

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
3.3 Internal Audit Function
3.3.1 Review Activities, Resources and Scope of Internal Audit Function												✓
3.3.2 Ensure Internal Audit Function has Unrestricted Access to All Functions, Records, Property and Personnel Within the Company		✓		✓			✓			✓
3.3.3 Review Significant Audit Findings and Recommendations and Monitor Management’s Progress with Remediation		✓		✓			✓			✓
3.3.4 Meet with Internal Auditor Separately		✓		✓			✓			✓
3.3.5 Review Reportable Conditions, Material Weakness and Fraud		✓		✓			✓			✓
3.3.6 Review Any Issues Including any Difficulties Encountered by the Internal Audit Function		✓		✓			✓			✓

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
3.4 Accountability
3.4.1 Review Committee Performance and Report to Board												✓
3.4.2 Review of Committee Charter												✓
3.4.3 Review and Approve Required Committee Regulatory Disclosures			✓

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
3.5 Other Duties & Responsibilities
3.5.1 Adopt and Review Procedure for Whistleblower Policy												✓
3.5.2 Review Program for Monitoring Compliance to Company’s Code of Ethics												✓
3.5.3 Review and Approve Related Party Transactions over $60,000	As Required
3.5.4 Review Audit of Expense Reports for Board Chair and CEO												✓
3.5.5 Review Company’s Major Financial Risk Exposures										✓
3.5.6 Assess Risk Areas and Risk Management Policies										✓
3.5.7 Review Appointment of Senior Financial Management	As Required
3.5.8 Review and Approve Changes to Company’s Corporate Treasury Policy												✓

SCHEDULE “D”

Governance and Nominating Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Governance and Nominating Committee is to assist the Board of Directors to (1) identify new individuals qualified to serve on the Board of Directors, (2) select the Board nominees for each annual meeting of the Company, (3) evaluate the performance of the Board and the adherence by each of the Audit, Compensation and Governance and Nominating Committees of the Board of Directors to their respective charters, and (4) review on an annual basis the corporate governance policies and procedures of the Company.

MEMBERSHIP

The membership of the Governance and Nominating Committee shall be as follows:

•

The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company’s annual Information Circular.

•

The membership of the Committee shall meet all independence requirements of the Toronto Stock Exchange and the requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

•

The Board shall elect, by a majority vote, one member as Chairperson.

•

A member of the Committee may not, other than in his or her capacity as a member of the Governance and Nominating Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company.

RESPONSIBILITIES

The responsibilities of the Nominating and Governance Committee shall be as follows:

Frequency of Meetings

•

Meet as often as may be deemed necessary or appropriate in its judgement but not less than once a year, either in person or telephonically, with its Chairperson to set and circulate an agenda prior to meeting.

Reporting Responsibilities

•

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Evaluation

•

Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Legal Responsibilities

•

Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

Annual Board Nominations

•

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees for election to the Board of Directors at each annual general meeting.

•

Recommend to the Board, directors for appointment to its committees and, as appropriate, recommend removal of directors from Board committees.

•

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees to fill vacancies on the Board of Directors between annual general meetings.

•

Engage search firms, independent counsel and other advisers as the Committee determines necessary to carry out its responsibilities, and approve the fees and terms thereof.

Director Assessment

•

Conduct an annual evaluation of the performance of the Board, including individual Directors, and oversee the functioning of the Board of Directors, including the orientation and integration of new members of the Board of Directors.

Committee Assessment

•

Assess the Board's Committee structure on an ongoing basis and recommend changes where appropriate.

Corporate Governance Guidelines and Independence

•

Cause to be prepared and recommend to the Board the adoption of corporate governance guidelines, and periodically review and recommend changes to the corporate governance guidelines as appropriate, including such recommendations as are desirable or necessary to permit the Board of Directors to function independently of management, including the appointment of a committee of independent Directors to allow for an opportunity to discuss the affairs of the Company in the absence of management.

•

Cause to be prepared and recommend to the Board the adoption of a code of ethics and periodically review and recommend changes to the code of ethics as appropriate.

Relationship Management

•

Oversee the relationship between management and the Board of Directors and to recommend improvements in such relationship to the Board of Directors.

•

Review periodically the compliance with and enforcement of the corporate governance guidelines and code of ethics by the Company’s senior executives.

•

Recommend to the Board as appropriate and oversee the conduct of any internal investigations of the conduct of senior executives of the Company other than an investigation commenced by the Audit Committee within the scope of the Audit Committee’s responsibilities.

•

Plan succession for senior management.

Annual Reviews and Recommendations

•

Review the size and composition of the Board of Directors and Committee structure/function, with a view to promoting effectiveness and efficiency.

•

Review the committees of the Board of Directors, their charters, mandates and responsibilities and the allocation of Directors to the committees.

•

Review the compensation of the Directors in light of time commitments, comparative fees, risks and responsibilities.

•

Review the directorships and other positions held by the Company’s Directors and Officers in other organizations.

•

Review the Chairperson of the Board and the appropriateness of the duties and responsibilities of the Chairperson of the Board.

General

•

Undertake such other initiatives as are needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders.

Amendments to Charter

•

Annually review this charter and as deemed necessary, recommend amendments to be ratified by a simple majority of the Board of Directors.

SCHEDULE “E”

Compensation Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

GENERAL FUNCTION, AUTHORITY, AND ROLE

The purpose of the Compensation Committee is to assist the Board in establishing and reviewing compensation arrangements for the Company's executive officers.

MEMBERSHIP

The membership of the Compensation Committee is as follows:

•

The Compensation Committee consists of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Information Circular.

•

The membership of the Committee shall meet all independence requirements of the Toronto Stock Exchange and the requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

•

The Board will elect, by a majority vote, one member as chairperson.

•

The Chief Executive Officer of Angiotech Pharmaceuticals, Inc. will serve as an ex officio non-voting member of the Committee.

•

A member of the Compensation Committee may not, other than in his or her capacity as a member of the Compensation Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Compensation Committee are as follows:

Meetings

•

The Committee will meet at least once a year, on a day determined by the Chairman of the Committee, or as often as a majority of the Committee deems necessary to deal with the compensation issues of the Company's executive officers.

Reporting Responsibilities

•

Provide to the Board proper Committee minutes.

•

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

•

Deliver an annual report to the Company's shareholders on executive compensation.

Committee and Charter Evaluation

•

At least annually, evaluate the performance of the Committee, review and reassess this charter and, as appropriate, recommend changes to the Board of Directors for approval.

Policies and Corporate Goals and Performance

•

Develop and periodically review compensation policies and practices applicable to executive officers, including the criteria upon which executive compensation is based, the specific relationship of corporate performance to executive compensation and the composition in terms of base salary, deferred compensation and incentive or equity-based compensation and other benefits.

•

Review and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer and other executive officers;

•

Evaluate the performance of the CEO and other executive officers in light of the approved corporate goals and objectives.

Independent Services

•

If deemed necessary, upon the approval of the Board of Directors, engage independent services for the provision of appropriate industry compensation data and trends.

Compensation of Executive Officers and Chairman of the Board

•

Determine the salary and benefits of the executive officers and Chairman of the Board, subject to the terms of existing contractual arrangements.

General Compensation

•

Based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Company such that the Company is able to award, attract and hold key personnel.

•

Administer the Company's stock option plan (and other equity-based plans) and determine their use, from time to time, as a form of incentive compensation for service providers.

•

Determine and recommend any other incentive/compensation plan from time to time.

•

Review and make recommendations to the Board of Directors on issues that arise in relation to any employment contract in force from time to time.

•

Review annually all other benefits programs for salaried personnel.

•

Review and approve severance arrangements for executive officers.

SCHEDULE “F”

Code of Ethics and Conduct

Purpose

To outline guidelines and procedures for the behavior expected of Angiotech employees in course of the jobs.  Angiotech and its employees, officers, directors, and consultants will abide by the highest standards of ethical conduct and will act honestly and in good faith with a view to the best interests of the Company and its shareholders.  Employees, officers, directors, and consultants of the Company must use sound judgment in determining the most appropriate course of action in a given set of circumstances.  When in doubt, employees should check with their manager or a member of the executive team.

Scope

This Code of Ethics & Conduct Policy applies to all employees, officers, directors, and consultants of Angiotech Pharmaceuticals, Inc. and all wholly-owned subsidiaries.  Compliance with this policy is a condition of employment, contract, or office.

Business Conduct

Angiotech culture provides the foundation for ethical conduct and behavior by employees. As a Company, Angiotech will:

•

Maintain good corporate governance and adhere to all applicable laws and regulations.

•

Promote and enforce a work environment free from harassment or discrimination where individuals are treated with respect and dignity.

•

Provide a safe and healthy workplace, emphasizing good housekeeping and good lab practices.

•

Respect our employees’ commitments and responsibilities to their families and communities.

All employees, officers, directors, and consultants of Angiotech will:

•

Uphold and comply with Angiotech policies and culture.

•

Strive for their personal success and that of their team and the entire Company.

•

Ensure that all information provided in all reports and documents for internal and external audiences, including individual expense reports, will be complete, accurate, honest, and timely.

•

Deal honestly and fairly with our customers, suppliers, competitors, and regulatory bodies.

•

Protect the Company’s assets and efficiently use them only for Company purposes.

Behavior Strictly Prohibited

All employees, officers, directors, and consultants of Angiotech, and any visitors to the Company’s premises, are strictly prohibited from  the following acts (even if such acts or comments are made in jest):

•

The possession or use or threat of use of any type of weapon.

•

The threat or actual use of violence or intimidation in the workplace.

•

The willful destruction of Company property or an individual’s personal property.

•

Disparaging or discriminatory comments, innuendo, or gossip.

•

Taking unfair advantage of others through manipulation or misrepresentation or other unfair practices.

•

The use or possession of illicit substances while on the job or on Company premises.

Conflicts of Interest

Angiotech employees officers, directors, and consultants will:

•

Put the interests of the Company before their own.

•

Avoid situations or relationships which create, or create the appearance of, a conflict of interest.

•

Choose suppliers in an objective and ethical manner, ensuring the best value is received for the Company.

•

Alert management to the existence of a personal relationship which may create a conflict of interest within the Company, or with a customer, supplier, or other outside party.

•

Avoid holding a significant financial interest in a supplier, customer, or other party with whom the Company does business.

•

Refrain from giving or accepting gifts or social invitations of more than a nominal value which could create, or create the appearance of, a conflict of interest.

•

Never solicit gifts or social invitations from customers, suppliers, or other outside parties.

Confidentiality

Angiotech employees officers, directors, and consultants will:

•

Comply fully with the confidentiality provisions of their employment contract and all related confidentiality agreements.

•

Maintain the strict confidentiality of all Angiotech confidential information and such information entrusted to us by third parties or former employers.

•

Disclose such information only when appropriate permissions and controls are in place.

•

Not discuss details of the Company’s business with family or friends or at social or public events.  All communication with investors and the general public are to be conducted through Investor Relations.

•

Refrain from obtaining the confidential information of third parties, or from possessing or retaining such information which has been inadvertently disclosed to us.

•

Not use Angiotech confidential information, or such information entrusted to Angiotech by a third party, for personal advantage or the advantage of others.

•

Not trade in securities of the Company, either buy or sell, based on insider information which is generally not known and unavailable to the general public

•

Not display or work on Company confidential material in a public area, including on airplanes or in airports.

Corrective Measures

Breaches of Angiotech policy and this Code of Ethics & Conduct must be reported to management, or to the Independent Chairman of the Board of Directors of Angiotech if necessary, in a timely fashion so that appropriate investigations and corrective measures may be implemented.  Any person found to have breached this policy will, in addition to any regulatory or judicial sanction, be subject to Company sanctions, up to and including termination of employment, contract, or office.

Policy Interpretation The Senior Vice President, Legal and General Counsel and the Chief Financial Officer are jointly responsible for all interpretations of this policy.

CODE OF ETHICS FOR DIRECTORS AND OFFICERS

Officers and directors of Angiotech are expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders.  In so doing, as an officer or director I acknowledge I am expected specifically to:

•

Maintain integrity and credibility in my personal and professional life by carrying out the duties of my office in accordance with the highest legal and ethical standards.

•

Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of my office.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived as potentially affecting, my ethical conduct in the course of carrying out the duties of my office (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Not use confidential information acquired in the course of the duties of my office either for my personal advantage or for the advantage of others.

•

Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately, including, if a director, upholding the guidelines set out in the Company’s Charter of Director Governance and Expectations.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner consistent with such principles.

•

Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of my office.

•

Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I become aware of fraudulent or illegal acts within Angiotech or a breach of this Code of Ethics by any director or officer of Angiotech, including my own acts.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

This Code of Ethics applies to all directors and officers of Angiotech. A person to whom this Code of Ethics applies will be deemed to have breached it by way of being sanctioned by a governmental agency or judicial body for violating laws or regulations affecting the performance of his or her duties of office or by a finding of the Board of Directors of Angiotech. Any person with power to influence or control the direction or management, policies or activities of the sanctioned person, who was aware that a breach of the Code of Ethics was likely to occur and failed to take appropriate steps to prevent such an act from occuring, will be deemed to have also breached the Code of Ethics.  Any person found breaching the Code of Ethics will, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

_______________________________________

Signature

_______________________________________

Name – Please Print

_______________________________________

Position – Please Print

_______________________________________

Date

CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

The chief executive officer of Angiotech is expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders.  In so doing, I commit to specifically:

•

Maintain integrity and credibility in my personal and professional life by carrying out the duties of the chief executive officer in accordance with the highest legal and ethical standards.

•

Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of the chief executive officer.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of the chief executive officer (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Not use confidential information acquired in the course of the duties of the chief executive officer either for my personal advantage or for the advantage of others.

•

Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner as to uphold the integrity of the capital markets.

•

Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of the chief executive officer.

•

Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I suspect or recognize fraudulent or illegal acts within Angiotech or a breach of this or any other Code of Ethics by any director or officer of Angiotech, including my own acts.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

I recognize that I will be deemed to have breached this Code of Ethics if I am sanctioned by a regulatory authority or judicial body for violating laws or regulations affecting the performance of my duties as the chief executive officer or by a finding of the Board of Directors of Angiotech.

I am aware that I shall be deemed to have breached this Code of Ethics if I knew that a breach of any Code of Ethics approved by the Board of Directors of Angiotech for its directors, officers or employees was likely to occur and I failed to take appropriate steps to prevent such an act from occuring.  If I am found breaching this Code of Ethics I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

_______________________________________

Signature

_______________________________________

Name – Please Print

Chief Executive Officer

_______________________________________

Date

CODE OF ETHICS FOR THE CHIEF FINANCIAL OFFICER

The chief financial officer of Angiotech is expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders.  In so doing, as the chief financial officer, I acknowledge I am expected specifically to:

•

Maintain integrity and credibility in my personal and professional life by carrying out the duties of the chief financial officer in accordance with the highest legal and ethical standards.

•

Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of the chief financial officer.

•

Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

•

Avoid in my personal and professional life any relationships that might affect, or be perceived to potentially affect, my ethical conduct in the course of carrying out the duties of the chief financial officer (including a relationship that may create, or create the appearance of, a conflict of interest).

•

Not use confidential information acquired in the course of the duties of the chief financial officer either for my personal advantage or for the advantage of others.

•

Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately.

•

Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner consistent with such principles.

•

Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

•

Maintain the confidentiality of information acquired in the course of carrying out the duties of the chief financial officer.

•

Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I become aware of fraudulent or illegal acts within Angiotech or a breach of this or any other Code of Ethics by any director or officer of Angiotech, including my own acts.

•

Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

I recognize that I will be deemed to have breached this Code of Ethics if I am sanctioned by a regulatory authority or judicial body for violating laws or regulations affecting the performance of my duties as the chief financial officer or by a finding of the Board of Directors of Angiotech.  I am aware that I shall be deemed to have breached this Code of Ethics if I knew that a breach of any Code of Ethics approved by the Board of Directors of Angiotech for its directors, officers or employees was likely to occur and I failed to take appropriate steps to prevent such an act from occuring.  If I am found breaching this Code of Ethics I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.

Acknowledged by:

_______________________________________

Signature

_______________________________________

Name – Please Print

Chief Financial Officer

_______________________________________

Date

SCHEDULE “G”

Auditor Change Notices

[Angiotech Letterhead]

Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC  V6A 1B6

May 2, 2006

VIA FACSIMILE & COURIER

Ernst & Young LLP Chartered Accountants P.O Box 10101, Pacific Centre 700 West Georgia Street Vancouver, BC V7Y 1C7 Attention: Fred Withers	PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, 7th Floor Vancouver, BC V6C 3S7 Attention: John Webster

Dear Sirs:

Re:

Notice of Change of Auditors Pursuant to National Instrument 51-102 (the “Policy”)

Angiotech Pharmaceuticals, Inc.

We wish to confirm that Angiotech Pharmaceuticals, Inc. (“Angiotech”) will not seek shareholder approval to reappoint Ernst & Young LLP (“E&Y”) as auditors of Angiotech at the Annual General and Extraordinary Meeting to be held on June 8, 2006.

On April 28, 2006, the Audit Committee and Board of Directors of Angiotech approved to seek shareholder approval not to reappoint E&Y and approved to seek shareholder approval for the appointment of PricewaterhouseCoopers LLP (the “New Auditor”) as the new auditors of Angiotech on June 8, 2006.

We also wish to confirm the following:

1.

there have been no reservations contained in the audit reports of E&Y on the financial statements of Angiotech as at December 31, 2004 and 2005;

2.

the resignation of E&Y and appointment of New Auditor as the successor auditors for Angiotech was approved by the Audit Committee and Board of Directors of Angiotech; and

3.

in the opinion of Angiotech, there have been no reportable events (as defined in the Policy) in connection with the audits by E&Y of the financial statements of Angiotech as described above.

In accordance with the Policy, please prepare and deliver, to Angiotech and to E&Y and New Auditor, as the case may be, a letter addressed to the securities regulatory authorities of each of the provinces of Canada stating your agreement or disagreement with the information contained in this Notice, based on your knowledge of such information at the time. In the event of disagreement, please state your reasons therefore.

This letter and your reply will be included in the management information circular that will be delivered to shareholders of Angiotech in respect of the Annual General and Special Meeting of shareholders to be held on June 8, 2006.

Yours truly,

ANGIOTECH PHARMACEUTICALS, INC.

/s/ Arthur H. Willms

Arthur H. Willms

Chair, Audit Committee

[Ernst & Young Letterhead]

Ernst & Young LLP

Chartered Accountants

Pacific Centre

P.O. Box 10101

700 West Georgia Street

Vancouver, Canada V7Y 1C7

Phone: 604-891-8200

Fax: 604-643-5422

May 3, 2006

To:

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

L'Autorité des marché financiers

Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Government of Yukon Territories

Registrar of Securities, Government of Yukon Territories

Legal Registries Division, Government of Nunavut

Dear Sirs:

Re: Angiotech Pharmaceuticals, Inc.

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated May 2, 2006 delivered to us by Angiotech Pharmaceuticals, Inc. in respect of the replacement of Ernst & Young LLP from the office of auditor of Angiotech Pharmaceuticals, Inc. and the subsequent appointment of PricewaterhouseCoopers LLP to that office.

Please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Clark Gallon at (604) 643-5408.

/s/ Ernst & Young LLP

Ernst & Young LLP

To replace PricewaterhouseCoopers’ letter in Schedule “G”.

[PricewaterhouseCoopers LLP Letterhead]

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

May 4, 2006

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

L’Autorité des marché financiers

Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Legal Registries Division, Government of Nunavut

Angiotech Pharmaceuticals Inc.

We have read the statements made by Angiotech Pharmaceuticals, Inc. in the Change of Auditor Notice dated May 2, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated May 2, 2006.

Yours very truly

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

[PricewaterhouseCoopers LLP Letterhead]

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

May 4, 2006

Mr. Arthur H. Willms

Chairman of the Audit Committee and

Board of Directors

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, B.C. V6A 1B6

Dear Mr. Willms

Enclosed is our response to the change of auditor notice dated May 2, 2006 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the audit committee or board of directors, filed with the relevant regulator or securities regulatory authority prior to July 8, 2006, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Enclosure

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CONFIRMATION

The undersigned, being all of the members of the Audit Committee of Angiotech Pharmaceuticals, Inc., hereby confirm that they have reviewed the following:

(1)

Notice of Change of Auditors dated May 2, 2006 (the “Notice”);

(2)

Letter of Ernst & Young LLP, Chartered Accountants (“E&Y”) dated May 3, 2006 confirming E&Y’s agreement with the information contained in the Notice; and

(3)

Letter of PricewaterhouseCoopers LLP (“New Auditor”) dated May 4, 2006 confirming the New Auditor’s agreement with the information contained in the Notice.

DATED this 4th day of May, 2006

/s/ Arthur Willms	/s/ David Howard	/s/ Hartley Richardson
Arthur Willms, Chairperson	David Howard	Hartley Richardson

SCHEDULE “H”

Resolution

RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF ANGIOTECH PHARMACEUTICALS, INC. that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed auditor of the Company for the ensuing year to hold office until the close of the next annual meeting of the Company and that the directors of the Company be authorized to set the remuneration of the auditor.

Exhibit 3

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Please send me the Quarterly Interim Financial Statements for 2006 and 2007 together with Managements’ Discussion & Analysis

Please send me the Annual Report for 2006 and 2007, together with Managements’ Discussion and Analysis

PLEASE PRINT NAME OF SHAREHOLDER
MAILING ADDRESS
CITY/TOWN
PROVINCE/STATE POSTAL/ZIP CODE
EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

	DATE:	, 2006
SIGNATURE OF SHAREHOLDER

CUSIP:  034918102

SCRIP COMPANY CODE:  ANPQ

Exhibit 4

A N G I O T E C H

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is received by Computershare.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any poll that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

9. If a registered holder wishes to attend the Meeting, the holder must register with the scrutineers at the Meeting.

Proxies submitted must be received by 9:00 am, Pacific Time, on June 6, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Angiotech Pharmaceuticals, Inc. (the "Company") hereby appoint: William L. Hunter, M.D., the President and Chief Executive Officer and Director of the Company, or failing this person, David M. Hall, the Corporate Secretary of the Company,

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Angiotech Pharmaceuticals, Inc. to be held at Sheraton Wall Centre, 1088 Burrard Street, Vancouver, British Columbia on June 8, 2006 at 9:00 AM and at any adjournment thereof.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. William L. Hunter, M.D.			02. David T. Howard			03. Hartley T. Richardson			04. Edward M. Brown

05. Glen D. Nelson, M.D.			06. Arthur H. Willms			07. Gregory J. Peet

	For	Withhold
2. Appointment of Auditor
To appoint PricewaterhouseCoopers LLP as auditor of the Company.

	For	Against
3. Fix Auditor's Remuneration
To authorize the Directors to fix the Auditor’s remuneration.

	For	Against
4. Stock Incentive Plan

To approve the new 2006 Stock Incentive Plan which increases the total number of shares subject to the 2006 Stock Incentive Plan by 5,000,000, permits awards of tandem stock appreciation rights and certain other changes.

	For	Against
5. Approve Change in Auditor
To approve a change in auditor from Ernst & Young LLP to PricewaterhouseCoopers LLP.

	For	Against
6. Transact other Business
To transact such other business as may properly come before the Meeting.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM/DD/YY

Interim Financial Statements	Annual Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail.